UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2009

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Notice of Convocation of the 140th Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: June 5, 2009	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

(Translation)

Notes:	1.	This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.

	2.	Regarding nonresident shareholders, if you wish to exercise your voting rights, please instruct your custodians, nominees or brokers accordingly in advance of the date of the Ordinary General Meeting of Shareholders.

NOTICE OF CONVOCATION OF THE

ONE HUNDRED AND FORTIETH (140TH)

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF KOMATSU LTD.

Securities Code: 6301 June 1, 2009

Dear Shareholders:

Please be advised that the 140th Ordinary General Meeting of Shareholders of Komatsu Ltd. (hereinafter “the Company”) will be held in accordance with the particulars indicated in the attachment hereto. Your attendance at the meeting is cordially requested.

If you are unable to attend the above Meeting in person, it would be very appreciated if you could “Exercise voting rights by conventional postal delivery” or “Exercise voting rights via the Internet.” Please check the “Reference Materials for the General Meeting of Shareholders” (pages 53 to 67) and exercise your voting rights by 5:45 p.m. on Tuesday, June 23, 2009 (Japan Time).

(Exercising voting rights by conventional postal delivery)

Please indicate “for” or “against” for each agenda item shown on the enclosed Card for Exercising Voting Rights, and return it via the conventional postal delivery system. The mail must be delivered to the Company by the above time for exercising voting rights.

(Exercising voting rights via the Internet)

Please carefully access the website (http://www.evote.jp/) designated by the Company, follow the directions on the screen, and indicate “for” or “against” for each agenda item. Voting must be performed by the above time for exercising voting rights.

Institutional investors can utilize the electronic platform for exercising voting rights, which is operated by ICJ, Inc.

Sincerely,

Kunio Noji
President and Representative Director
Komatsu Ltd.
3-6, Akasaka 2-chome, Minato-ku, Tokyo

In an effort to enhance the convenience of institutional investors, the Company participates in the electronic voting platform operated by ICJ. For details on the platform, please contact your custodians, nominees or brokers.

Details

1. Date and Time:	Wednesday, June 24, 2009 at 10:00 a.m. (Japan Time)

2. Place:	West Hall 2, West Exhibition Hall, Tokyo Big Sight
21-1, Ariake 3-chome, Koto-ku, Tokyo

3. Purpose:

Items to Be Reported

(1)	The Business Report and the Consolidated Statutory Report for the 140th fiscal year (April 1, 2008 – March 31, 2009), as well as the Accounting Auditors’ Report and Board of Corporate Auditors’ Report on the Result of the Audited Consolidated Statutory Report.

(2)	The Non-Consolidated Statutory Report for the 140th fiscal year (April 1, 2008 – March 31, 2009).

Items to Be Resolved

Item 1:	Appropriation of Surplus
Item 2:	Partial Amendments to the Articles of Incorporation
Item 3:	Election of Ten (10) Directors
Item 4:	Election of Two (2) Corporate Auditors
Item 5:	Payment of Bonuses for Directors
Item 6:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock Options to Employees of the Company and Directors of Major Subsidiaries of the Company

4. Matters Related to the Exercise of Voting Rights

(1)	Handling of duplicated voting

If you exercise your voting rights twice, both by mail and via the Internet, the voting via the Internet shall prevail regardless of the arrival date of the mailed vote. In the case of multiple voting via the Internet, the last voting shall prevail.

(2)	Diverse exercise of voting rights

If you exercise your diverse exercise of voting rights, you are required to notify the Company the details and the reasons for this in writing.

Notes:

1.	In the event that you attend in person, please submit the enclosed Card for Exercising Voting Rights at the reception.
2.	Please note that any changes in the matters described in Reference Materials for the General Meeting of Shareholders, Business Report, Non-Consolidated Statutory Report, and Consolidated Statutory Report will be posted on our website on the Internet (http://www.komatsu.co.jp/)*.
*	Information in English will be posted on our English website (http://www.komatsu.com).
3.	This document, entitled “Notice of Convocation of the 140th Ordinary General Meeting of Shareholders of Komatsu Ltd.” is also available on our website (http://www.komatsu.co.jp/)*.
*	Information in English will be posted on our English website (http://www.komatsu.com).
4.	Up until the previous year, we hosted a reception for shareholders and Directors of the Company after the General Meeting of Shareholders, however, this year we are planning to hold an event “New Technology and CSR* Exhibition” to introduce our products and our activities on CSR, instead of reception, please feel free to stop by if you have time after the General Meeting of Shareholders.
*	CSR: Corporate Social Responsibility

ATTACHED DOCUMENTS

Business Report

(April 1, 2008 - March 31, 2009)

1. Current Conditions of the Komatsu Group

(1) Outline of Operations and Business Results

In the fiscal year (April 1, 2008 – March 31, 2009) under review, while economies in Japan, the United States and Europe slowed down, those in emerging countries sustained sound growth through the first half period. In the second half, however, effects of the financial crisis, triggered in the United States, spread to other regions of the world, including emerging and commodity-exporting countries, and commodity prices sharply plunged. With a global economic recession, the business environment for the Company and its consolidated subsidiaries (hereinafter “Komatsu”) became extremely challenging, a previously unknown situation. Affected by such a drastic change in the business environment, Komatsu has recorded business results for the fiscal year, below the level of the previous fiscal year, as shown in the following table.

Consolidated Results for the Fiscal Year

	140th Fiscal Year (April 2008 – March 2009)		Changes (140th/139th)
Net sales	JPY	2,021.7 billion	-9.9%
Operating income	JPY	151.9 billion	-54.3%
Income before income taxes, minority interests and equity in earnings of affiliated companies	JPY	128.7 billion	-60.0%*
Net income	JPY	78.7 billion	-62.3%

Note:	The Consolidated Statutory Report of Komatsu is prepared in accordance with the stipulations of Article 120, Paragraph 1 of the Corporate Accounting Regulations and the method of preparation conforms to the standard of U.S. GAAP.
*	Change in percentage of Income before income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2009 is compared with Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies for the previous fiscal year.

In the construction, mining and utility equipment business, the business environment changed drastically, becoming very challenging in the second half period of the fiscal year with a downturn in demand in emerging economies and commodity-exporting countries where it had steadily expanded earlier, resulting in sluggish demand worldwide. In the industrial machinery and others business, a wide range of client industries, including the automobile manufacturing industry, rapidly restrained their capital investment, also creating a challenging environment in the second half period. In addition, the Japanese yen appreciated in the fiscal year, compared to the previous fiscal year. As a result, consolidated net sales for the fiscal year ended March 31, 2009 declined 9.9% from the previous fiscal year, to JPY 2,021.7 billion (USD 20,422 million).

With respect to profits, Komatsu worked to absorb increased prices for raw materials with efforts to leverage the situation internally, such as increasing selling prices and reducing production costs, in the first half of the fiscal year. In addition to the sharp drop in demand in the second half, for which Komatsu made substantial adjustments of production in order to reduce inventories to an appropriate level as soon as possible, Komatsu also recorded expenses of JPY 32.3 billion associated with production, sales and other structural reforms. The Japanese yen’s appreciation also worked against Komatsu’s profitability. Reflecting these factors, operating income decreased 54.3% from the previous fiscal year, to JPY 151.9 billion (USD 1,535 million), which translated into an operating income ratio (return on sales) of 7.5%, down 7.3 percentage points from the previous fiscal year.

Income before income taxes, minority interests and equity in earnings of affiliated companies totaled JPY 128.7 billion (USD 1,301 million) for the fiscal year, down 60.0% from the previous fiscal year. Net income for the fiscal year declined 62.3% from the previous fiscal year, to JPY 78.7 billion (USD 796 million).

Note:	The translation of Japanese yen amounts into US dollar amounts hereafter is included solely for convenience and has been made for the fiscal year ended March 31, 2009 at the rate of JPY 99 to USD 1, the approximate rate of exchange at March 31, 2009.

Business results by operations are described below.

Consolidated Sales by Operation

Segment	140th Fiscal Year		Changes (140th/139th)
Construction, Mining and Utility Equipment	JPY	1,744.7 billion	-14.8%
Industrial Machinery and Others	JPY	277.0 billion	+42.6%
Total	JPY	2,021.7 billion	-9.9%

Note:	Komatsu had included the forklift truck business of Komatsu Utility Co., Ltd. and all businesses of Komatsu Logistics Corp. in the Industrial Machinery, Vehicles and Others segment until the end of the previous fiscal year. Starting in the current fiscal year under review, Komatsu has included all these businesses in the construction and mining equipment business and changed its business segmentation by renaming it the Construction, Mining and Utility Equipment segment and including all other businesses in the Industrial Machinery and Others segment. Accordingly, the related figures for the previous fiscal year are stated after retrospectively reclassifying them.

1) Construction, Mining and Utility Equipment

Consolidated sales for the fiscal year under review declined 14.8% from the previous fiscal year, to JPY 1,744.7 billion (USD 17,624 million). Komatsu continued to work to expand sales of new equipments, increase their selling prices, and reinforce its product support operation. However, in addition to the drastic drop in demand worldwide in the second half period, Komatsu placed top priority on quick adjustment of inventories in each region and thus made substantial adjustment of production both in Japan and overseas. As a result, sales declined from the previous fiscal year.

In June last year, Komatsu led the world by introducing the “PC200-8 Hybrid” in Japan, the first hybrid hydraulic excavator as construction equipment. Compared with standard models of the same class machine, the PC200-8 Hybrid cuts down fuel consumption and CO2 emissions by 25% on average (based on Komatsu’s research). Therefore, Komatsu is planning to introduce it overseas as a machine capable of helping customers lower their operating costs and contributing to the reduction of environmental impact.

<Japan>

Public-sector investment remained slack and demand fell sharply, as affected by reduced private-sector investment against the backdrop of the worsened economy in the second half, sluggish housing starts and slowing exports of used equipment from Japan. In response to such market conditions, Komatsu worked to increase selling prices and expand the rental equipment business. As affected by plunging demand, however, sales in Japan declined from the previous fiscal year.

<Americas>

While demand for equipment for use in mines remained strong, North American demand for construction equipment decreased as affected by reduced U.S. housing starts and the slack economy resulting from the financial crisis. Under such an environment, Komatsu continued efforts to increase selling prices and bring down distributors’ inventories to an appropriate level in North America. In response to expanding market size in Latin America, Komatsu reinforced local operations in order to strengthen its marketing capability. Latin American sales increased but fell short of making up for the big drop in North American sales, resulting in a decline in sales in the Americas from the previous fiscal year.

<Europe & CIS>

Deterioration of European economies further progressed in the second half period, and demand for construction equipment slid markedly. In CIS, falling demand for equipment became clearer and more evident as affected by the financial crisis and plunging prices of commodities in the second half. In addition to reduced demand in both regions, sales in Europe & CIS decreased from the previous fiscal year, partly due to the efforts made proactively by Komatsu to ensure an appropriate level of inventories at its plants and distributors in Europe as well as the depreciation of Euro and the Russian ruble.

<China>

Demand for equipment also downturned as affected by the global financial crisis in the second half period. Supported by the Chinese government’s economic stimulus package, however, public works have become active, such as the post-earthquake reconstruction project in Sichuan Province, and have begun to show signs of recovery in demand for equipment since February 2009. Nevertheless, sales in China decreased slightly from the previous fiscal year.

Based on its projection that the Chinese market will continue to expand against the backdrop of population growth and progress of urbanization, Komatsu continued to carry out aggressive launchings of new products and reinforce product support operation. In addition, Komatsu secured land in Changzhou where Komatsu (Changzhou) Construction Machinery Corp., one of the main local production bases, is located. On this new site, with space about four times the size of the current site to relocate the company, Komatsu is going to build a new plant and KC Techno Center equipped with machine demonstration and operator training facilities.

<Asia & Oceania>

Slowing demand for equipment became more evident in both regions in the second half period, reflecting recessionary economies and a drastic plunge of commodity prices. While working to hike selling prices, Komatsu facilitated information sharing between local plants and distributors in Southeast Asia and pre-delivery installation of optional features, which Komatsu Australia Pty. Ltd. used to do at its shop, all to reduce delivery lead-time and inventories. However, sales in Asia & Oceania declined from the previous fiscal year, reflecting a drastic fall in demand and sharp depreciation of the Australian dollar in the second half.

<Middle East & Africa>

Demand for equipment also rapidly fell in both regions, as affected by the financial crisis and plunging prices of crude oil and other commodities. Komatsu concerted efforts to reinforce sales and product support capabilities, including the expansion of training programs for distributors. However, due largely to the drastic fall of demand in the second half period and a sharp depreciation of the rand, the currency of South Africa which is one of the major markets in Africa, sales in the Middle East & Africa decreased from the previous fiscal year.

2) Industrial Machinery and Others

In the industrial machinery and others business, consolidated sales increased 42.6% from the previous fiscal year, to JPY 277.0 billion (USD 2,798 million), supported by the addition of Komatsu NTC Ltd. as a consolidated subsidiary in March 2008.

While sales of large presses, such as AC servo presses and high-speed transfer lines, remained strong, sales of sheet metal machines and small and medium-sized presses nose-dived as restraint for capital investments by the automobile manufacturing and other client industries became clearer and more evident in the second half period. Meanwhile, sales of wire saws made by Komatsu NTC Ltd. steadily expanded against the backdrop of accelerating growth of the solar cell market.

[Performance of the Company on a Non-consolidated Basis]

In the fiscal year under review, the Company has registered declines in both sales and income on a non-consolidated basis due largely to a sharp drop in sales of construction and mining equipment and the Japanese yen’s appreciation, as shown below.

	140th Fiscal Year		Changes (140th/139th)
Net sales	JPY	787.0 billion	-15.1%
Ordinary income	JPY	40.0 billion	-70.5%
Net income	JPY	9.3 billion	-90.4%

Non-Consolidated Sales by Operation

Segment	140th Fiscal Year		Changes (140th/139th)
Construction, Mining and Utility Equipment	JPY	711.3 billion	-16.4%
Industrial Machinery and Others	JPY	75.6 billion	-0.4%
Total	JPY	787.0 billion	-15.1%

(2) Capital Investment

Capital investment increased by JPY 16.7 billion from the previous fiscal year, to JPY 162.5 billion (USD 1,641 million).

1) Breakdown by Segment

Segment	Invested Amounts
Construction, Mining and Utility Equipment	JPY	152.8 billion	(USD	1,543 million	)
Industrial Machinery and Others	JPY	9.7 billion	(USD	98 million	)
Total	JPY	162.5 billion	(USD	1,641 million	)

Note:	Komatsu had included the forklift truck business of Komatsu Utility Co., Ltd. and all businesses of Komatsu Logistics Corp. in the Industrial Machinery, Vehicles and Others segment until the end of the previous fiscal year. Starting in the current fiscal year under review, Komatsu has included all these businesses in the construction and mining equipment business and changed its business segmentation by renaming it the Construction, Mining and Utility Equipment segment and including all other businesses in the Industrial Machinery and Others segment.

2) Main Facilities Completed in the Fiscal Year Under Review

Segment	Main Facilities
Construction, Mining and Utility Equipment	Komatsu Undercarriage China Corp. established
- Products: Undercarriage for construction equipment
- Location: Jining, Shandong, China

Construction, Mining	Komatsu Ltd.: Second shop of the Kanazawa Plant built
and Utility Equipment,	- Products: Super-large hydraulic excavators and large presses
Industrial Machinery and	- Location: Kanazawa City, Ishikawa, Japan
Others

3) New Constructions, Expansions and Overhauls of Main Facilities in Progress in the Fiscal Year Under Review

Segment	Main Facilities
Construction, Mining and Utility Equipment	Komatsu Manufacturing Rus, LLC: building a new plant
- Products: Medium-sized hydraulic excavators and forklift trucks
- Location: Yaroslavl, Russia

Komatsu (Changzhou) Construction Machinery Corp.: relocating (expanding) the plant
- Products: Hydraulic excavators, wheel loaders, dump trucks, etc.
- Location: Changzhou, Jiangsu, China

Komatsu Castex Ltd.: Expanding manufacturing facilities for key components iron castings
- Products: Cylinder blocks, etc.
- Location: Himi City, Toyama, Japan

(3) Fund Procurement

During the fiscal year under review, Komatsu issued its fifth unsecured bond worth JPY 30.0 billion to obtain long-term, stable funds. To appropriate funds to working capital, capital investment and stock buyback, Komatsu also issued commercial papers and made long-term borrowings. Komatsu also accommodated an increase of borrowings resulting from the expanded retail finance business. As a result, the balance of interest-bearing debt at the fiscal year-end increased by JPY 147.7 billion to JPY 599.8 billion (USD 6,059 million). Net debt-to-equity ratio* became 0.62.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Shareholders’ equity

(4) Tasks Ahead

The worsening of the real economies, triggered by the financial crisis in the United States, not only affected the United States and Europe but also extended to emerging economies which had continued to steadily expand earlier, making the global economy drop drastically and placing it in a very difficult situation, previously unknown. In response to this economic recession, concerned governments have announced their economic stimulus packages with increased public spending and other efforts to stabilize the financial market. However, it is difficult to expect rapid recovery of the global construction and mining equipment market, and thus Komatsu is anticipating that a challenging environment will continue for some time. In the industrial machinery business, which is closely and substantially affected by capital investment by the automobile manufacturing industry, orders are nose-diving in all segments, such as large presses, small and medium-sized sheet metal and press machines, and machine tools.

In response to this drastic change in the business environment, Komatsu has focused its efforts in a diverse range of operations. Such efforts include dynamic production adjustment designed for speedy rationalization of inventories, consolidation of production at new lines with higher productivity in Japan, and elimination and integration of plants and production lines while pinning down its model range of production in North America and Europe and group-wide efforts in fixed cost reduction. In addition, after reassessing Japanese production, Komatsu has decided to shut down the Mooka Plant in Tochigi Prefecture, where articulated dump trucks and other equipment are produced, and the Komatsu Plant in Ishikawa Prefecture, where large presses are built, and transfer their production to Ibaraki and Kanazawa plants. On the grounds that similar products are produced at the Ibaraki and Mooka plants and at the Kanazawa and Komatsu plants, respectively, and that both Ibaraki and Kanazawa plants opened in 2007 with the latest facilities, Komatsu can expect higher yields at the new plants. As they are both situated adjacent to ports, Komatsu also expects to reduce both transportation costs and CO2 emissions.

While the business environment has changed drastically, the mid-range tasks that Komatsu has to work on remain the same. Komatsu is resolutely determined to produce positive results, as it works on the following seven tasks of importance defined in the “Global Teamwork for 15” mid-range management plan which will end on March 31, 2010.

(i)	Development of DANTOTSU Products

Komatsu is getting ready for commercial production of the “PC200-8 Hybrid” hybrid hydraulic excavator, which the Company launched on the Japanese market during the fiscal year under review, and working to expand its sales in Japan and to introduce it to China and other overseas markets. Komatsu is also expanding its model range. Komatsu is also working to develop more DANTOTSU products by capitalizing on its group-wide strengths, including in-house manufacturing technologies for key components, such as engines and hydraulic equipments with which Komatsu can substantially cut down fuel consumption and CO2 emissions. Another strength is Komatsu’s capability of IT-intensive jobsite operations, such as KOMTRAX (Komatsu Machine Tracking System) for remote monitoring of operating conditions of construction equipment and the Autonomous Haulage System for super-large dump trucks.

(ii)	Further Enhancement of Market Position in Greater Asia

Komatsu is going to further enhance its market position in Greater Asia which is projected for mid- to long-range growth. Komatsu’s specific measures include product launchings before competitors, expansion of local production and further reinforcement of sales and product support operations.

(iii)	Business Expansion in the Entire Value Chain*

In addition to reinforcing its parts business, Komatsu is also working to expand peripheral businesses in relation to construction and mining equipment, such as (1) services and reman (components remanufacturing), (2) retail finance, (3) rental and used equipment, and (4) working gears (attachments) and forestry equipment, by capitalizing on Komatsu’s edge in group-wide areas of original technology and by facilitating collaboration among different business operations.

*	Values generated by business activities of Komatsu with its partners, i.e., distributors and suppliers, and customers.

(iv)	Establishment of Flexible Manufacturing Operations

While speeding up the reassessment of global production to meet the current market conditions, Komatsu is going to further enhance production flexibility in tune with demand changes and foreign exchange fluctuations by taking effective advantage of its global sales and production system, global procurement and other operations. Komatsu is also going to share market information among plants, distributors and suppliers. In the short term, Komatsu is going to accurately incorporate such information into production, sales and inventory planning. In the medium term, Komatsu will accurately incorporate useful information into capital investment planning in order to ensure appropriate production capacity.

(v)	Expansion of Utility Equipment Business and Improvement of Profits

Komatsu is improving its position in the utility equipment industry by enhancing its product competitiveness through the broadening of model range of hybrid electric forklift trucks and other measures, by making further commitment to synergy generation in the production and development of forklift trucks and compact-construction equipment, and by doubling its efforts in Greater Asia. At the same time, Komatsu Utility Co., Ltd., a wholly owned subsidiary, is working to improve earnings through the consolidation of production and transfer of head office functions to its Tochigi Plant, which were carried out during the fiscal year under review, as well as integration* of Japanese distributors, planned for October 2009.

*	Applicable to nine consolidated subsidiaries (of all distributors in Japan).

(vi)	Reinforcement of Industrial Machinery Business

Komatsu is working to further expand the business primarily by achieving more synergy effects with Komatsu NTC Ltd., a member of Komatsu, strengthening overseas operations centering on Greater Asia, and reinforcing the parts and service business. Komatsu is also working to enhance competitiveness with improved production efficiency and profitability by concentrating the production of large presses at the Kanazawa Plant, since they are being produced at Komatsu and Kanazawa plants in Ishikawa Prefecture. To promote effective use of its management resources, Komatsu NTC Ltd. is going to concentrate the production of wire saws in the Toyama area (along the Sea of Japan) by shifting it from Kanagawa Prefecture (along the Pacific Ocean).

(vii)	Reduction of Fixed Costs

With respect to the reduction of fixed costs which we have engaged in since the first-stage Reform of Business Structure project, Komatsu is going to further cut them down by applying IT to continue improving administrative operations and generate benefits. Similarly, Komatsu is also going to reorganize production in Japan, North America and Europe, reorganize sales of construction equipment and forklift trucks in Japan, and integrate rental subsidiaries of construction equipment in Japan.

Komatsu is further strengthening its corporate governance to ensure sound and transparent management, while improving management efficiency. Being committed to promoting thorough compliance, Komatsu will also ensure that all employees share The KOMATSU Way. In addition to improving its business performance, Komatsu will facilitate the development of both corporate strength and social responsibility in a well balanced manner.

Centered on the “Spirit of Manufacturers” dedication, Komatsu’s direction remains crystal clear: “We provide the products (both hardware and software), that customers are happy to own, and we will make profits and grow.” In addition to top management officers, of course, all employees of Komatsu in Japan and overseas are determined to fulfill this commitment with self-confidence and a sense of mission by converging their talents and knowledge.

(5) Financial Position and Profit/Loss Trends

1) Financial Position and Profit/Loss Trends of Komatsu

	(JPY billion)
	137th Fiscal Year (April 2005 - March 2006)	138th Fiscal Year (April 2006 - March 2007)	139th Fiscal Year (April 2007 - March 2008)	140th Fiscal Year (April 2008 - March 2009)
Net sales	1,612.1	1,893.3	2,243.0	2,021.7
Operating income	163.4	244.7	332.8	151.9
Income before income taxes, minority interests and equity in earnings of affiliated companies	155.7	236.4	322.2	128.7
Net income	114.2	164.6	208.7	78.7
Net income per share (JPY)	115.13	165.70	209.87	79.95
ROE	20.8%	23.5%	25.1%	9.3%
ROA (income on total assets)	10.0%	13.5%	16.3%	6.3%
Total assets	1,652.1	1,843.9	2,105.1	1,969.0
Shareholders’ equity	622.9	776.7	887.1	814.9

Note:	Figures shown as Income before income taxes, minority interests and equity in earnings of affiliated companies and ROA (income on total assets) for the 137th fiscal year to the 139th fiscal year indicate Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies and ROA (income from continuing operations on total assets), respectively.

2) Financial Position and Profit/Loss Trends of the Company

	(JPY billion)
	137th Fiscal Year (April 2005 - March 2006)	138th Fiscal Year (April 2006 - March 2007)	139th Fiscal Year (April 2007 - March 2008)	140th Fiscal Year (April 2008 - March 2009)
Net sales	627.3	758.5	926.7	787.0
Operating income	56.8	90.4	127.1	26.7
Ordinary income	60.6	98.1	135.5	40.0
Net income	32.6	82.8	96.8	9.3
Net income per share (JPY)	32.53	83.34	97.28	9.45
Total assets	859.9	974.8	1,047.0	981.0
Net assets	511.2	576.1	622.3	540.9

Note:	Net income per share in “1) Financial Position and Profit/Loss Trends of Komatsu” and “2) Financial Position and Profit/Loss Trends of the Company” above are calculated on the basis of the average number of shares issued for the fiscal year deducting therefrom the average number of treasury shares.

(6) Acquisition or Disposal of Other Companies’ Shares, Other Equity Stakes or Stock Acquisition Rights

No items to report.

(7) Status of Principal Subsidiaries

1) Principal Subsidiaries (As of March 31, 2009)

Name	Capital		Equity Ratio (%)	Main Businesses
Komatsu Utility Co., Ltd.	JPY	13,033 mil	100.0	Manufacture and sale of industrial vehicles and construction equipment
Komatsu Castex Ltd.	JPY	4,979 mil	100.0	Manufacture and sale of steel castings and iron castings
Komatsu Tokyo Ltd.	JPY	950 mil	100.0	Sale and repair of construction equipment
Komatsu Kinki Ltd.	JPY	1,700 mil	100.0	Sale and repair of construction equipment
Komatsu Nishinihon Ltd.	JPY	200 mil	100.0	Sale and repair of construction equipment
Komatsu Used Equipment Corp.	JPY	290 mil	*100.0	Sale of used construction equipment
Komatsu Rental Japan Ltd.	JPY	1,034 mil	79.0	Rental of construction equipment
BIGRENTAL Co., Ltd.	JPY	1,000 mil	*79.0	Rental of construction equipment
Komatsu Logistics Corp.	JPY	1,080 mil	100.0	Packing, baling, transportation, warehousing and port-and-harbor services
Komatsu Industries Corporation	JPY	990 mil	100.0	Manufacture and sale of presses and sheet metal machines
Komatsu Machinery Corporation	JPY	600 mil	100.0	Manufacture and sale of machine tools and semiconductor material processing equipment
Komatsu NTC Ltd.	JPY	6,014 mil	100.0	Manufacture and sale of machine tools and industrial machineries
Komatsu Business Support Ltd.	JPY	1,770 mil	*100.0	Retail financing of construction and mining equipment
Komatsu America Corp.	USD	1,027 mil	100.0	Manufacture and sale of construction and mining equipment and supervision in the Americas
Komatsu Latin-America Corp.	USD	18 mil	*100.0	Sale of construction and mining equipment
Komatsu do Brasil Ltda.	BRL	73 mil	*100.0	Manufacture of construction equipment and steel castings and iron castings
Komatsu Cummins Chile Ltda.	USD	13 mil	*81.8	Sale of construction and mining equipment
Komatsu Financial Limited Partnership		—	*100.0	Retail financing of construction and mining equipment
Komatsu Europe International N.V.	EUR	45 mil	100.0	Sale of construction and mining equipment and supervision in Europe
Komatsu UK Ltd.	GBP	23 mil	*100.0	Manufacture of construction equipment
Komatsu Hanomag GmbH	EUR	19 mil	*100.0	Manufacture and sale of construction equipment
Komatsu Mining Germany GmbH	EUR	5 mil	100.0	Manufacture and sale of mining equipment

Name	Capital		Equity Ratio (%)	Main Businesses
Komatsu Deutschland GmbH	EUR	6 mil	*100.0	Sale of construction equipment
Komatsu France S.A.	EUR	5 mil	*100.0	Sale of construction equipment
Komatsu Utility Europe S.p.A.	EUR	6 mil	*100.0	Manufacture and sale of construction equipment
Komatsu Italia S.p.A.	EUR	4 mil	*100.0	Sale of construction equipment
Komatsu Forest, AB	SEK	397 mil	100.0	Manufacture and sale of forestry equipment
Komatsu CIS LLC	RUB	3,242 mil	100.0	Sale of construction and mining equipment
Komatsu Financial Europe N.V.	EUR	40 mil	*100.0	Retail financing of construction and mining equipment
Komatsu Southern Africa (Pty) Ltd.	ZAR	1,000	80.0	Sale of construction and mining equipment
Komatsu Asia & Pacific Pte Ltd.	SGD	28 mil	100.0	Sale of construction/mining equipment and supervision in Asian Pacific
P.T. Komatsu Indonesia	IDR	192,780 mil	94.9	Manufacture and sale of construction /mining equipment, steel castings and iron castings
Bangkok Komatsu Co., Ltd.	THB	620 mil	*74.8	Manufacture and sale of construction equipment
Komatsu Australia Pty. Ltd.	AUD	21 mil	*60.0	Sale of construction and mining equipment
Komatsu (China) Ltd.	USD	79 mil	100.0	Sale of construction and mining equipment and supervision in China
Komatsu (Changzhou) Construction Machinery Corp.	USD	41 mil	*85.0	Manufacture of construction equipment
Komatsu Shantui Construction Machinery Co., Ltd.	USD	21 mil	*60.0	Manufacture of construction equipment
Komatsu Financial Leasing China Ltd.	CNY	380 mil	*100.0	Retail financing of construction and mining equipment

Notes:

1.	Figures with an asterisk (*) are the ratio of investment through subsidiaries of the Company and the ratio includes the stakes held by them.
2.	Komatsu Financial Limited Partnership is a limited partnership based on the state law of Delaware, the U.S., and the Company invests in it through a subsidiary. Its net asset which is equivalent to the capital, amounts to USD 343 million.
3.	The number of consolidated subsidiaries of the Company, including those listed above, is 164, and the number of affiliated companies accounted for by the equity method of is 41.

2) Others (update on important combination)

i)	In August 2008, NIPPEI TOYAMA Corporation became a wholly-owned subsidiary of the Company by share exchange. In October 2008, it changed its trade name to Komatsu NTC Ltd.

ii)	In April 2009, Komatsu Tokyo Ltd. merged with 11 consolidated subsidiaries consisting of distributors including Komatsu Kinki Ltd. and Komatsu Nishinihon Ltd., as well as Komatsu All Parts Support Ltd. by absorption-type merger. In the same month, the Company transferred its sales and service business for construction equipment (excluding underground construction equipment) in Japan to Komatsu Tokyo Ltd. by absorption-type company split. As a result, Komatsu Tokyo Ltd. changed its trade name to Komatsu Construction Equipment Sales and Service Japan Ltd. in the same month.

iii)	In April 2008, BIGRENTAL Co., Ltd. became a wholly-owned subsidiary of Komatsu Rental Japan Ltd. by share exchange. In April 2009, Komatsu Rental Ltd.* merged with BIGRENTAL Co., Ltd. by absorption-type merger.

* Komatsu Rental Ltd. changes its name to Komatsu Rental Japan Ltd. in April 2009.

(8) Major Lines of Business (As of March 31, 2009)

Segment	Principal Products and Businesses
Construction, Mining and Utility Equipment	Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders
	Loading Equipment	Wheel loaders, mini wheel loaders and skid-steer loaders
	Grading and Roadbed Preparation Equipment	Bulldozers, motor graders and vibratory rollers
	Hauling Equipment	Off-highway dump trucks, articulated dump trucks and crawler carriers
	Forestry Equipment	Harvesters, forwarders and feller bunchers
	Tunneling Machines	Shield machines, tunnel-boring machines and small-diameter pipe jacking machines
	Recycling Equipment	Mobile debris crushers, mobile soil recyclers and mobile tub grinders
	Industrial Vehicles	Forklift trucks
	Other Equipment	Railroad maintenance equipment
	Engines and Components	Diesel engines, diesel generator sets and hydraulic equipment
	Casting Products	Steel castings and iron castings
	Logistics	Packing and transport

Industrial Machinery and Others	Metal Forging and Stamping Presses	Large presses, servo presses, small and medium-sized presses and forging presses
	Sheet Metal Machines	Laser cutting machines, fine plasma cutting machines, press brakes and shears
	Machine Tools	Transfer machines, machining centers, crankshaft millers, grinding machines and wire saws
	Defense Systems	Ammunition and armored personnel carriers
	Temperature-Control Equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing
	Others	Commercial-use prefabricated structures

(9) Principal Offices and Plants (As of March 31, 2009)

1) The Company

Offices	Head Office (Minato-ku, Tokyo), Research Division (Hiratsuka City, Kanagawa)

Plants	Awazu Plant (Komatsu City, Ishikawa), Kanazawa Plant (Kanazawa City, Ishikawa), Osaka Plant (Hirakata City, Osaka), Rokko Plant (Kobe City, Hyogo), Mooka Plant (Mooka City, Tochigi), Ibaraki Plant (Hitachinaka City, Ibaraki), Shonan Plant (Hiratsuka City, Kanagawa), Oyama Plant (Oyama City, Tochigi), Koriyama Plant (Koriyama City, Fukushima), Komatsu Plant (Komatsu City, Ishikawa)

2) Principal Subsidiaries

Name	Office/Plant
Komatsu Utility Co., Ltd.	Head Office (Minato-ku, Tokyo), Plant (Oyama City, Tochigi)
Komatsu Castex Ltd.	Head Office /Plant (Himi City, Toyama), Plant (Oyama City, Tochigi)
Komatsu Tokyo Ltd.	Head Office (Sagamihara City, Kanagawa)
Komatsu Kinki Ltd.	Head Office (Toyonaka City, Osaka)
Komatsu Nishinihon Ltd.	Head Office (Kurume City, Fukuoka)
Komatsu Used Equipment Corp.	Head Office (Yokohama City, Kanagawa)
Komatsu Rental Japan Ltd.	Head Office (Yokohama City, Kanagawa)
BIGRENTAL Co., Ltd.	Head Office (Koriyama City, Fukushima)
Komatsu Logistics Corp.	Head Office (Yokohama City, Kanagawa)
Komatsu Industries Corporation	Head Office (Komatsu City, Ishikawa)
Komatsu Machinery Corporation	Head Office /Plant (Komatsu City, Ishikawa)
Komatsu NTC Ltd.	Head Office (Shinagawa-ku, Tokyo), Plant (Nanto City, Toyama)
Komatsu Business Support Ltd.	Head Office (Minato-ku, Tokyo)
Komatsu America Corp.	Head Office (Rolling Meadows, Illinois, USA), Plants (Chattanooga, Tennessee, Peoria, Illinois, New Berry, South Carolina, USA, Candiac, Quebec, Canada)
Komatsu Latin-America Corp.	Head Office (Miami, Florida, USA)
Komatsu do Brasil Ltda.	Head Office /Plant (Suzano, São Paulo, Brazil)
Komatsu Cummins Chile Ltda.	Head Office (San Tiago, Chile)
Komatsu Financial Limited Partnership	Head Office (Rolling Meadows, Illinois, USA)
Komatsu Europe International N.V.	Head Office (Vilvoorde, Belgium)
Komatsu UK Ltd.	Head Office /Plant (Birtley, UK)
Komatsu Hanomag GmbH	Head Office /Plant (Hannover, Germany)
Komatsu Mining Germany GmbH	Head Office /Plant (Dusseldorf, Germany)
Komatsu Deutschland GmbH	Head Office (Hannover, Germany)
Komatsu France S.A.	Head Office (Aubergenville, France)
Komatsu Utility Europe S.p.A.	Head Office /Plant (Este, Italy)
Komatsu Italia S.p.A.	Head Office (Noventa, Italy)
Komatsu Forest, AB	Head Office /Plant (Umeå, Sweden)
Komatsu CIS LLC	Head Office (Moscow, Russia)
Komatsu Financial Europe N.V.	Head Office (Vilvoorde, Belgium)
Komatsu Southern Africa (Pty) Ltd.	Head Office (Isando, South Africa)
Komatsu Asia & Pacific Pte Ltd.	Head Office (Singapore)
P.T. Komatsu Indonesia	Head Office /Plant (Jakarta, Indonesia)
Bangkok Komatsu Co., Ltd.	Head Office /Plant (Chonburi, Thailand)
Komatsu Australia Pty. Ltd.	Head Office (North Ride, New South Wales, Australia)
Komatsu (China) Ltd.	Head Office (Shanghai, China)
Komatsu (Changzhou) Construction Machinery Corp.	Head Office /Plant (Changzhou, Jiangsu, China)
Komatsu Shantui Construction Machinery Co., Ltd.	Head Office /Plant (Jining, Shandong, China)
Komatsu Financial Leasing China Ltd.	Head Office (Shanghai, China)

(10) Employees (As of March 31, 2009)

1) Employees of Komatsu

Segment	Number of Employees
Construction, Mining and Utility Equipment	34,986
Industrial Machinery and Others	4,340
Others	529
Total	39,855

Notes:

1.	Number of employees increased by 588 from the end of the previous fiscal year.
2.	“Others” includes the number of administrative employees that cannot be classified into the above two (2) business segments.

2) Employees of the Company

Number of Employees	Increase (Decrease) Over Previous Fiscal Year-End	Average Age	Average Years of Services
7,818	945	38.6	15.9

Notes:

1.	Number of employees of the Company is included in the number of employees of Komatsu in 1) above.
2.	The principal reason for the increase of employees in the fiscal year under review is increase in hiring including recruitment of non-permanent employees as permanent employees.

(11) Main Lenders (As of March 31, 2009)

Name of Lenders	Balance of Loans (JPY billion)
Sumitomo Mitsui Banking Corporation	75.8
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	47.4
Mizuho Corporate Bank, Ltd.	33.4
The Hokkoku Bank, Ltd.	18.8
Taiyo Life Insurance Company	13.1

2. Shares of the Company (As of March 31, 2009)

(1) Number of shares authorized to be issued: 3,955,000,000 shares

(2) Total number of shares issued and outstanding: 968,403,071 shares (excluding 30,340,989 shares of treasury stock)

(3) Number of shareholders: 305,176

(4) Major shareholders (top ten)

Name of Shareholders	Status of Investment by the Shareholder in the Company
	Number of Shares Held (thousand shares)	Equity Ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	62,830	6.4
The Master Trust Bank of Japan, Ltd. (Trust Account)	51,689	5.3
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	49,046	5.0
Taiyo Life Insurance Company	42,000	4.3
Nippon Life Insurance Company	33,283	3.4
Sumitomo Mitsui Banking Corporation	17,835	1.8
JPMorgan Chase Bank 380055	17,593	1.8
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	14,785	1.5
NIPPONKOA Insurance Co., Ltd.	13,962	1.4
Komatsu Employees Shareholding Association	11,175	1.1

Notes:

1.	Equity ratio is calculated by subtracting treasury stock.
2.	Although the Company holds 30,340 thousand shares of treasury stock, it is excluded from the Major shareholders list above.

(5) Other significant matters regarding the shares of the company

Acquisition of treasury stock by market purchase i) By resolution of the Board of Directors at a meeting held on July 29, 2008
• Common stock	1,000,000	shares

• Total acquisition price	2,396,385,000	yen
• Reason for acquisition
To facilitate quick and flexible equity management in response to the changing economic environment
ii) By resolution of the Board of Directors at a meeting held on October 29, 2008
• Common stock	27,106,600	shares

• Total acquisition price	29,996,844,800	yen
• Reason for acquisition
To improve the capital efficiency and promote redistribution of profits to shareholders

3. Matters Regarding Stock Acquisition Rights of the Company etc.

(1) Outline of Contents of Stock Acquisition Rights Held by Directors and Corporate Auditors of the Company, Which Were Granted as Remuneration for Their Execution of Duties

(As of March 31, 2009)

1) Type of Shares Subject to Stock Acquisition Rights

      Common stock

2) Total of Holdings by Classification

Classification	Issue Date (Period for Exercise of Stock Acquisition Rights)	Number of Stock Acquisition Rights Owned	Number of Shares Subject to Stock Acquisition Rights (Number of Shares per One Stock Acquisition Right)		Paid-in Amount per One Stock Acquisition Right	Exercise Price per One Stock Acquisition Right (Note 1)	Number of Holders of Stock Acquisition Rights
Director (excluding Outside Director)	August 1, 2006 (From August 1, 2007 to July 31, 2014)	182	182,000 shares (1,000 shares	)	JPY 801,000	JPY 2,325,000	5

	(Note 2) Same as above (Same as above)	53	53,000 shares (1,000 shares	)	Issued gratis	Same as above	2

	September 3, 2007 (From September 3, 2008 to August 31, 2015)	206	206,000 shares (1,000 shares	)	JPY 1,266,000	JPY 3,661,000	7

	September 1, 2008 (From September 1, 2009 to August 31, 2016)	168	168,000 shares (1,000 shares	)	JPY 813,000	JPY 2,499,000	7

Outside Director	August 1, 2006 (From August 1, 2007 to July 31, 2014)	16	16,000 shares (1,000 shares	)	JPY 801,000	JPY 2,325,000	1

	September 3, 2007 (From September 3, 2008 to August 31, 2015)	11	11,000 shares (1,000 shares	)	JPY 1,266,000	JPY 3,661,000	1

	September 1, 2008 (From September 1, 2009 to August 31, 2016)	24	24,000 shares (1,000 shares	)	JPY 813,000	JPY 2,499,000	3

Corporate Auditor (Note 3)	August 1, 2006 (From August 1, 2007 to July 31, 2014)	10	10,000 shares (1,000 shares	)	Issued gratis	JPY 2,325,000	1

	September 3, 2007 (From September 3, 2008 to August 31, 2015)	14	14,000 shares (1,000 shares	)	Issued gratis	JPY 3,661,000	1

Note:

1.	“Exercise price” means the “amount of assets to be paid upon exercise of Stock Acquisition Rights.”
2.	Indicates Stock Acquisition Rights issued at the time when incumbent Directors, as of March 31, 2009, were employee of the Company (prior to election as Directors).
3.	Indicates Stock Acquisition Rights issued at the time when an incumbent Corporate Auditor, as of March 31, 2009, was an employee of the Company (prior to election as Corporate Auditors).

3) Major Conditions for Exercise of Stock Acquisition Rights

i)	Major conditions for exercise of Stock Acquisition Rights issued on August 1, 2006

-	Any person granted Stock Acquisition Rights may exercise his or her rights pursuant to the Agreement Concerning Issuance of Stock Acquisition Rights (hereinafter “the Agreement”) even after the person loses his or her status as of the allocation of the Stock Acquisition Rights.

-	When a grantee is deceased, his or her heir may exercise the rights in accordance with the terms and conditions of the Agreement.

ii)	Major conditions for exercise of Stock Acquisition Rights issued on September 3, 2007 and September 1, 2008

If a holder of Stock Acquisition Rights, who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor or employee of an affiliate of the Company, loses his or her all respective status set above, that person is able to exercise the Stock Acquisition Rights only within a period of three years from the day they lose their status, and other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at the contracts regarding issuance of Stock Acquisition Rights to be executed by and between the Company and the grantees of the Stock Acquisition Rights.

(2) Outline of Contents of Stock Acquisition Rights Issued During the Fiscal Year to Employees of the Company and Directors of the Subsidiaries of the Company as Remuneration for Their Execution of Duties

Issue Date	September 1, 2008

Period for Exercise of Stock Acquisition Rights	From September 1, 2009 to August 31, 2016

Number of Grantees

62 in total

Of the total, 46 are employees of the Company (excluding those who concurrently serve as Director of the Company) and 16 are Directors of the subsidiaries of the Company (excluding those who concurrently serve as Directors or employees of the Company).

Number of Stock Acquisition Rights Issued

271 in total

Of the total, 215 are granted to employees of the Company (excluding those who concurrently serve as Director of the Company) and 56 are granted to Directors of the subsidiaries of the Company (excluding those who concurrently serve as Directors or employees of the Company).

Type of Shares Subject to Stock Acquisition Rights	Common stock

Number of Shares Subject to Stock Acquisition Rights	271,000 shares (1,000 shares per one Stock Acquisition Right)

Paid-in Amount per one Stock Acquisition Right	Stock Acquisition Rights are issued gratis.

Exercise Price per one Stock Acquisition Right	JPY 2,499,000

Major Conditions for Exercise of Stock Acquisition Rights	If a holder of Stock Acquisition Rights, who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor, or employee of an affiliate of the Company, loses his or her all respective status set above, that person is able to exercise the Stock Acquisition Rights only within a period of three years from the day they lose their status, and other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at the contracts regarding issuance of Stock Acquisition Rights to be executed by and between the Company and the grantees of the Stock Acquisition Rights.

Note:	“Exercise price” means the “amount of assets to be paid upon exercise of Stock Acquisition Rights.”

(3) Other Significant Matters Regarding Stock Acquisition Rights etc. (As of March 31, 2009)

	Type of Shares Subject to Stock Acquisition Rights	Number of Stock Acquisition Rights Owned	Number of Shares Subject to Stock Acquisition Rights
1) Stock options through Stock Acquisition Rights under the former Commercial Code	Common stock	1,210	1,210,000 shares
2) Stock options through Stock Acquisition Rights under the Corporation Act	Common stock	1,681	1,681,000 shares

Note:	“2) Stock options through Stock Acquisition Rights under the Corporation Act” include Stock Acquisition Rights in the “(1) Outline of Contents of Stock Acquisition Rights Held by Directors and Corporate Auditors of the Company, Which Were Granted as Remuneration for Their Execution of Duties” and “(2) Outline of Contents of Stock Acquisition Rights Issued During the Fiscal Year to Employees of the Company and Directors of the Subsidiaries of the Company as Remuneration for Their Execution of Duties.”

4. Directors and Corporate Auditors of the Company

(1) Names etc. of Directors and Corporate Auditors

(As of March 31, 2009)

Position	Name	In Charge at the Company	Representative Positions in Other Companies
Chairman of the Board and Representative Director	Masahiro Sakane	—	—
President and Representative Director, and Chief Executive Officer	Kunio Noji	—	—
Director and Senior Executive Officer	Yoshinori Komamura	President of Construction & Mining Equipment Marketing Division	—
Director and Senior Executive Officer	Yasuo Suzuki	President of Industrial Machinery General Headquarters In charge of the Ishikawa Prefecture Area	—
Director and Senior Executive Officer	Kenji Kinoshita	Chief Financial Officer Supervising CSR and Corporate Communications & Investor Relations	—
Director	Masahiro Yoneyama	Representative of All China Operations	Chairman of Komatsu (China) Ltd.
Director	Susumu Isoda	—	President and Representative Director of Komatsu Utility Co., Ltd.
Director	Morio Ikeda	—	Advisor of Shiseido Company, Limited Chairman of the Board of Trustees of Toyo Eiwa Jogakuin
Director	Kensuke Hotta	—	Chairman and Representative Director of Greenhill & Co. Japan Ltd. Chairman and Representative Director of Hotta Partners Inc.
Director	Noriaki Kano	—	Professor Emeritus at Tokyo University of Science
Standing Corporate Auditor	Masafumi Kanemoto	—	—
Standing Corporate Auditor	Masaji Kitamura	—	—
Corporate Auditor	Takaharu Dohi	—	Attorney at law
Corporate Auditor	Makoto Okitsu	—	Advisor of Teijin Limited
Corporate Auditor	Hiroyuki Kamano	—	Partner (Attorney at law) of Kamano Sogo Law Offices

Notes:

1.	Directors Morio Ikeda, Kensuke Hotta and Noriaki Kano are Outside Directors.
2.	Corporate Auditors Takaharu Dohi, Makoto Okitsu and Hiroyuki Kamano are Outside Corporate Auditors.
3.	Standing Corporate Auditor Masafumi Kanemoto has long engaged in accounting-related duties at the Company, and has considerably profound knowledge concerning financial affairs and accounting.
4.	Important positions concurrently held by Directors and Corporate Auditors are as follows:

Position	Name	Name of company where positions are held concurrently	Positions held concurrently
Chairman of the Board and Representative Director	Masahiro Sakane	Nomura Holdings, Inc. Tokyo Electron Limited	Outside Director Outside Director
Director and Senior Executive Officer	Yasuo Suzuki	Fuji Technica Inc.	Outside Director

5.	Important positions concurrently held by Outside Directors and Outside Corporate Auditors are listed in “(3) Outside Directors and Outside Corporate Auditors” on page 23.
6.	The Company has introduced the Executive Officer System.

(2) Remuneration for Directors and Corporate Auditors

1) Policy regarding the determination of remuneration

In an effort to maintain an objective and transparent remuneration system, the policy and levels of remuneration for Directors and Corporate Auditors of the Company are deliberated by the Compensation Advisory Committee, which consists of four (4) external members (two (2) Outside Corporate Auditors, one (1) Outside Director and one (1) outside expert) and one (1) internal member. Taking its recommendations into consideration, the remuneration for Directors is determined by the Board of Directors, and the remuneration for Corporate Auditors is determined by discussions by the Corporate Auditors, respectively. The remuneration shall be subject to the resolution of the General Meeting of Shareholders, which is required under the Corporation Act.

With regards to remuneration levels, comparison of other key, globally active manufacturers in Japan is made by the Compensation Advisory Committee and is reflected in its recommendations.

The remuneration for Directors is composed of a fixed, monthly remuneration and a variable remuneration linked to Komatsu’s consolidated performance and stock price fluctuations. The variable remuneration is made up of the annual bonus, reflecting business results, and stock options, granted to give Directors the same perspective on earnings as shareholders, both of which have the purpose of motivating them to manage with the aim of enhancing corporate value. The variable remuneration linked to Komatsu’s consolidated performance represents roughly 60% of the total remuneration during periods of favorable performance.

The remuneration for Corporate Auditors only consists of a fixed, monthly remuneration designed to support their independent position with authority to audit the execution of duties by the Directors without getting fettered by the movements of corporate performance of the Company.

Regarding retirement allowance for Directors and Corporate Auditors, the system was terminated as of June 2007.

2) Remuneration for Directors and Corporate Auditors for the Fiscal Year

Classification	Number of Persons Paid	Amount of Remuneration paid			Reference
Director (including Outside Director)	12	JPY	624 million		Including bonuses and stock options
	(5)	(JPY	68 million	)
Corporate Auditor (including Outside Corporate Auditor)	6	JPY	105 million		—
	(3)	(JPY	37 million	)
Total (including Outside Director and Outside Corporate Auditor)	18	JPY	729 million		—
	(8)	(JPY	105 million	)

Notes:

1.	As of the end of this fiscal year, there are ten (10) Directors (three (3) of whom are Outside Directors) and five (5) Corporate Auditors (three (3) of whom are Outside Corporate Auditors). However, the above-mentioned “Amount of remuneration paid,” includes two (2) Directors (two (2) of whom are Outside Directors) and one (1) Corporate Auditor who have retired as of the close of the 139th Ordinary General Meeting of Shareholders on June 24, 2008.

2.	It was resolved at the 135th Ordinary General Meeting of Shareholders, held in June 2004, that the maximum amount of remuneration to be paid to Directors in total per month (excluding bonuses and stock options) shall not exceed JPY 60 million (however, not including salaries as employees) and the maximum amount of remuneration to be paid to Corporate Auditors in total per month shall not exceed JPY 10 million. It was also resolved at the 138th Ordinary General Meeting of Shareholders, held in June 2007, that the maximum amount of remuneration concerning stock options as remuneration to Directors shall not exceed JPY 360 million in total per year (however, not including salaries as employees) and the maximum amount of remuneration or other payment to be paid to Outside Directors in total per year shall not exceed JPY 50 million out of those JPY 360 million.

3.	The above-mentioned “Amount of remuneration paid” to Directors and Corporate Auditors includes the following:
1)	Bonuses for Directors (Total amount to be paid, which is planned to be resolved in Item 5 (Payment of Bonuses for Directors) at the 140th Ordinary General Meeting of Shareholders”)

Ten (10) Directors: JPY 119 million (of which, JPY 9 million is for three (3) Outside Directors)

2)	Stock options (amount posted as remuneration in the fiscal year)

Ten (10) Directors: JPY 156 million (of which, JPY 19 million is for three (3) Outside Directors)

4.	The Company does not grant bonuses and stock options to Corporate Auditors.

5.	The portions of salaries as employees for Directors concurrently serving as employees are not paid.

(3) Outside Directors and Outside Corporate Auditors (As of March 31, 2009)

1) Executive Directorship and Other Positions Held in Other Companies

Classification	Name	Name of Company Where Position is Held Concurrently	Position Held Concurrently	Relationship
Outside Director	Morio Ikeda	—	—	—

	Kensuke Hotta	Greenhill & Co. Japan Ltd.	Chairman and Representative Director	—
		Hotta Partners Inc.	Chairman and Representative Director

	Noriaki Kano	—	—	—

Outside Corporate Auditor	Takaharu Dohi	—	—	—

	Makoto Okitsu	—	—	—
	Hiroyuki Kamano	—	—	—

2) Positions of Outside Directors and Outside Corporate Auditors Concurrently Held in Other Companies

Classification	Name	Name of Company Where Position is Held Concurrently	Position Held Concurrently
Outside Director	Morio Ikeda	Isetan Mitsukoshi Holdings Ltd.	Outside Director
		Asahi Kasei Corporation	Outside Director

	Kensuke Hotta	Mitsui O.S.K. Lines, Ltd.	Outside Corporate Auditor
		SEIREN CO., LTD.	Outside Corporate Auditor

	Noriaki Kano	Sekisui Chemical Co., Ltd.	Outside Corporate Auditor

Outside Corporate Auditor	Takaharu Dohi	Sekisui House, Ltd.	Outside Corporate Auditor
		Hankyu Hanshin Holdings, Inc.	Outside Corporate Auditor
		The Kansai Electric Power Co., Inc.	Outside Corporate Auditor

	Makoto Okitsu	—	—

	Hiroyuki Kamano	—	—

3) Major Activities in the Fiscal Year

i) Outside Directors

Name	Attendance to the Meetings of the Board of Directors	Details of Major Activities
Morio Ikeda	Attended 14 meetings of the 15 meetings held	Having served as Representative Director of Shiseido Company, Limited, Mr. Morio Ikeda speaks at the Board of Directors especially from CSR (Corporate Social Responsibility) point of view based on his rich experience in the business world.

Kensuke Hotta	Attended 11 meetings of the 11 meetings held	Having served as Representative Director of The Sumitomo Bank, Ltd. (now Sumitomo Mitsui Banking Corporation) and as Representative Director of Morgan Stanley Japan Securities Co., Ltd., Mr. Kensuke Hotta speaks at the Board of Directors especially on the subject of finance and management accounting based on his rich experience in the business world.

Noriaki Kano	Attended 10 meetings of the 11 meetings held	Having served as President of the Japanese Society for Quality Control, Dr. Noriaki Kano speaks at the Board of Directors especially on the subject of quality control and production from his standpoint as a specialist of quality control.

Note:	The numbers of meetings of the Board of Directors to which Outside Directors Kensuke Hotta and Noriaki Kano attended differ from those of the other Outside Director, since they were appointed at the 139th Ordinary General Meeting of Shareholders held in June 2008.

ii) Outside Corporate Auditors

Name	Attendance to Meetings		Details of Major Activities
	Board of Directors	Board of Corporate Auditors
Takaharu Dohi	Attended 12 meetings of the 15 meetings held	Attended 13 meetings of the 15 meetings held	From his professional standpoint based on his rich experience in the legal profession, Mr. Takaharu Dohi speaks about the risk management and the compliance system of Komatsu in particular and other issues at the Board of Corporate Auditors and the Board of Directors.

Makoto Okitsu	Attended 14 meetings of the 15 meetings held	Attended 14 meetings of the 15 meetings held	Having served as Representative Director of Teijin Limited, Mr. Makoto Okitsu speaks about the corporate governance in particular and other issues at the Board of Corporate Auditors and the Board of Directors based on his rich experience in the business world.

Hiroyuki Kamano	Attended 13 meetings of the 15 meetings held	Attended 14 meetings of the 15 meetings held	From his professional standpoint based on his rich experience as an international lawyer, Mr. Hiroyuki Kamano speaks about the global businesses in particular and other issues at the Board of Corporate Auditors and the Board of Directors.

5. Status of Accounting Auditors

(1) Name of Accounting Auditors

KPMG AZSA & Co.

(2) Amount of Remuneration for Accounting Auditors

1) Remuneration for the Accounting Auditor of the Company in the Fiscal Year:	JPY	418 million
2) Total amount of money and other financial benefits that the Company and its subsidiaries should pay to the Accounting Auditor:	JPY	784 million

Notes:

1.	The amount of remuneration given in the above-mentioned 1) and 2) include the sum of the amount of remuneration for auditing services in accordance with the Corporation Act and the amount of remuneration for auditing work in accordance with the Financial Instruments and Exchange Law, because the two kinds of remunerations are not clearly separated each other in the audit contract concluded between the Company and the Accounting Auditor, and they cannot be recorded separately.
2.	Among principal subsidiaries of the Company, twenty-five (25) companies including Komatsu America Corp. are audited by Certified Public Accountants or Audit Corporations other than the Accounting Auditor of the Company.

(3) Details of Non-Auditing Services

The Company pays the remuneration to the Accounting Auditor for services principally regarding issuance of bonds other than services defined in Article 2, Paragraph 1 of the Certified Public Accountants Law of Japan.

(4) Policy on Decision to Discharge or Not to Reappoint Accounting Auditors

When Accounting Auditors fall under any of the items in Article 340, Paragraph 1 of the Corporation Act, the Board of Corporate Auditors shall discharge the Accounting Auditors based on the consent of all Corporate Auditors.

When Accounting Auditors lack qualifications and qualities required as Accounting Auditors of the Company, including cases that fall under disqualification reasons specified in Article 337, Paragraph 3 of the Corporation Act, Directors shall submit to a General Meeting of Shareholders a proposal for discharging or not reappointing the Accounting Auditors after obtaining the consent of the Board of Corporate Auditors or at the request of the Board of Corporate Auditors.

6. Systems for Ensuring That the Execution of Duties by Directors Complies With Laws and Regulations, and the Company’s Articles of Incorporation, and Other Systems for Ensuring the Properness of Operation

With regards to systems for ensuring that the execution of duties by Directors complies with laws and regulations, and the Company’s Articles of Incorporation, and other systems for ensuring the properness of operation, the details of the resolution of the Board of Directors are as follows:

(1) Basic Policy on Internal Control

The Company defines its corporate value as the total sum of trust given to us by society and all stakeholders.

To increase this corporate value, the Company recognizes the importance of strengthening corporate governance. The Company strives to maintain transparency and soundness of management by appointing Outside Directors and Outside Corporate Auditors, while limiting the number of the Board members small so that discussions at the Board of Directors are more substantial. The Company also does its utmost to improve the operation of the Board of Directors, aiming at more effective governance by the Board, ample discussions and quick decision making.

(2) Systems for Retention and Management of Information Related to Directors’ Execution of Duties

The Company shall adequately retain and manage important information related to Directors’ execution of duties, including the record of Board meetings and other consensus-based, approved documents, as stipulated by laws and regulations, and the Company’s regulations and rules.

(3) Rules and Other Systems for Risk Management

While continuing to make efforts to raise its corporate value, the Company recognizes the problems related to compliance, environment, product quality, accidents and information security in particular, and other matters, as major risks for continuous growth and is thus implementing the following countermeasures.

i)	The Company shall establish Risk Management Rules to correctly recognize and manage risks. In accordance with the rules, the Company has appointed personnel in charge of individual risks, further promoting the build-up of a solid foundation for risk management.

ii)	The Company shall establish Risk Management Committee to devise risk management policies of Komatsu, evaluate risk measures in place, and take control of risks when they surface. The Risk Management Committee regularly reports its reviews and activities to the Board of Directors.

iii)	The Company shall establish an emergency headquarters when serious risks surface, and work to minimize damage(s) and implement appropriate measures.

(4) Systems for Ensuring Efficient Execution of Duties by Directors

To ensure the efficient execution of duties by Directors, the Company shall implement the following:

i)	The Board of Directors shall meet every month and more often as needed. It shall strive to maintain transparency and soundness of management through the participation of Outside Directors. It shall also establish the Regulations of the Board of Directors and the Standards for Agenda of Board Meetings, thereby clarifying the matters on which the Board of Directors should make decisions.

ii)	Together with the introduction of the Executive Officer System, the Company shall define the separation of duties for Directors, Executive Officers and senior managers, and set up internal rules including the Regulations of Decision-Making Authority, to ensure appropriate and effective execution of duties by Directors, Executive Officers and other senior managers.

iii)	To promote efficient management of the Board of Directors, the Company shall establish a Strategy Review Committee consisting of Senior Executive Officers and senior managers. Based on the reviews of the Committee, Executive Officers and senior managers execute their duties within the authority delegated by the Board of Directors.

(5) Systems for Ensuring That the Execution of Duties by Directors and Employees Complies With Laws and Regulations, and the Company’s Articles of Incorporation

The Board of Directors makes decisions on important management matters in accordance with laws and regulations and the Regulations of the Board of Directors. Based on the decisions made by the Board of Directors, each Director not only executes his or her own duties but also supervises employees for the execution of their duties, and reports the conditions thereof to the Board of Directors.

The Company shall establish the Compliance Committee as Komatsu to oversee compliance, and the Committee regularly reports its reviews and activities to the Board of Directors. The Company shall also establish a system to ensure Directors and employees thorough compliance to business rules as well as laws and regulations through a variety of measures, including the provision of Komatsu Code of Worldwide Business Conduct, appointment of the Executive Officer in charge of compliance, and establishment of the Compliance Department. Through all of these, we work to supervise, educate and train Directors, Corporate Auditors and employees.

In addition, the Company shall establish the internal reporting system where those who are discretely reporting questionable actions in light of laws and regulations and business rules will not be penalized.

(6) Systems for Ensuring the Proper Operation of Komatsu Comprising the Company and Its Subsidiaries

i)	The Company shall establish the Affiliated Company Regulations and relevant rules to contribute to proper and efficient operation of Group management while respecting the independence of the management of affiliated companies. Each affiliated company receives prescribed management and support of the department or division of the Company in charge. It shall also position the Komatsu Code of Worldwide Business Conduct, as the code to be applied by all companies affiliated with Komatsu. Each company in Komatsu shall stipulate various regulations for the proper promotion of duties.

ii)	The Company shall assign and dispatch Directors and Corporate Auditors from the Company to major affiliated companies as needed, in order to strengthen corporate governance on a group-wide basis and monitor their management.

iii)	Important committees of the Company, including the Compliance Committee, Risk Management Committee and Export Control Committee, shall take actions with the entire Group in view, and allow representatives of affiliated companies to take part in their meetings on occasion.

iv)	The Company shall make particularly important affiliated companies regularly report to the Board of Directors of the Company on the status of business, including risks and compliance.

v)	The Internal Audit Department of the Company shall audit each division of the Company, and implement or supervise auditing of major affiliated companies that belong to Komatsu. It shall also monitor and instruct each affiliated company on its internal control and operation built in conformity with the Company. The Internal Audit Department regularly reports the internal control and auditing conditions to the Board of Directors, and also reports to the Board of Corporate Auditors as needed.

(7) Employees Assisting Corporate Auditors for Execution of Their Duties, When They Ask for Such Employees

The Company shall set up the Office of Corporate Auditors’ Staff, which shall assist Corporate Auditors in their duties, and allocate employees who work as assistants to Corporate Auditors either exclusively or concurrently in another position within the Company.

(8) Matters Regarding the Independence of the Assistants to Corporate Auditors From Directors

i)	Handling of personnel affairs (employment, appointment and personnel changes) of the employees who belong to the Office of Corporate Auditors’ Staff shall be premised on approval of the Standing Corporate Auditors.

ii)	The employees who exclusively assist the Office of Corporate Auditors’ Staff are independent of control and command of the Directors, and their performance shall be rated by the Standing Corporate Auditors.

(9) Systems for Directors and Employees Reporting to Corporate Auditors; Systems Relating to Other Reports to Corporate Auditors and Ensuring Effective Audits by Corporate Auditors

i)	In accordance with laws and regulations, Corporate Auditors receive reports by Directors, Executive Officers and other senior managers concerning the conditions of execution of their respective duties.

ii)	In the event that Directors find a serious violation of laws and regulations or other important facts regarding compliance at the Company or affiliated companies of Komatsu, they shall report to the Corporate Auditors immediately.

iii)	The Corporate Auditors shall attend various committees and principle meetings concerning internal control as observers, and also read circulars per management approval sent around to obtain the sanction of executives, which are important decision-making documents of the Company, and essential prior settlement documents.

iv)	Corporate Auditors may appoint legal counsels and other advisors needed for the execution of their duties.

(10) Basic Policy Pertaining to the Elimination of Antisocial Forces

It shall be the basic policy of the Company to prohibit Komatsu from having any relation whatsoever with antisocial movements or groups that threaten the order and security of civil society from the perspectives of social justice and corporate social responsibility.

i)	The above policy shall be provided in Komatsu Code of Worldwide Business Conduct and diffused throughout the Company as well as each company in Komatsu.

ii)	The general affairs divisions of the Head Office of the Company as well as the general affairs divisions of its main offices and Group companies will work with police and other specialized external organizations to prevent the involvement of antisocial movements or groups in its management and quell any harmful effects they may bring about in accordance with the basic policy.

iii)	The Company will do its utmost to collect information and receive education training from the above external organizations and use above information communally both within the Company and among related Group divisions.

END

Consolidated Balance Sheet

(As of March 31, 2009)

(JPY million)
Assets
Current assets:
Cash and cash equivalents	90,563
Time deposits	44
Trade notes and accounts receivable, less allowance for doubtful receivables of JPY 15,330 million	373,901
Inventories	507,357
Deferred income taxes and other current assets	131,374

Total current assets	1,103,239

Long-term trade receivables	102,969

Investments:
Investments in and advances to affiliated companies	19,249
Investment securities	53,854
Other	12,017

Total investments	85,120

Property, plant and equipment, less accumulated depreciation	525,462
Goodwill	28,661
Other intangible assets	60,346
Deferred income taxes and other assets	63,262

Total assets	1,969,059

(JPY million)
Liabilities
Current liabilities:
Short-term debt	220,087
Current maturities of long-term debt	87,662
Trade notes, accounts payable and bills payable	214,375
Income taxes payable	10,818
Deferred income taxes and other current liabilities	199,345

Total current liabilities	732,287

Long-term liabilities:
Long-term debt	292,106
Liability for pension and retirement benefits	53,822
Deferred income taxes and other liabilities	42,510

Total long-term liabilities	388,438

Minority interests	33,393

Shareholders’ equity
Common stock	67,870
Capital surplus	140,092
Retained earnings:
Appropriated for legal reserve	28,472
Unappropriated	719,222
Accumulated other comprehensive income (loss)	(105,744)
Treasury stock, at cost	(34,971)

Total shareholders’ equity	814,941

Total liabilities, minority interests and shareholders’ equity	1,969,059

Consolidated Statement of Income

(From April 1, 2008 to March 31, 2009)

(JPY million)
Net sales	2,021,743
Cost of sales	1,510,408
Selling, general and administrative expenses	322,677
Other operating income (expenses)	(36,710)

Operating income	151,948

Other income (expenses):
Interest and dividend income	8,621
Interest expense	(14,576)
Other-net	(17,211)

Other income (expenses)	(23,166)
Income before income taxes, minority interests and equity in earnings of affiliated companies	128,782

Income taxes:
Current	60,511
Deferred	(18,218)

Income taxes	42,293

Income before minority interests and equity in earnings of affiliated companies	86,489
Minority interests in income of consolidated subsidiaries	(8,088)
Equity in earnings of affiliated companies	396

Net income	78,797

Consolidated Statement of Shareholders’ Equity and Retained Earnings

(From April 1, 2008 to March 31, 2009)

(JPY million)
Common stock
Balance, beginning of period	67,870

Balance, end of period	67,870

Capital surplus
Balance, beginning of period	138,170
Sales of treasury stock	1,570
Issuance and exercise of Stock Acquisition Rights	352

Balance, end of period	140,092

Retained earnings, appropriated for legal reserve
Balance, beginning of period	26,714
Transfer from unappropriated retained earnings	1,758

Balance, end of period	28,472

Unappropriated retained earnings
Balance, beginning of period	685,986
Net income	78,797
Cash dividends paid	(43,803)
Transfer to retained earnings appropriated for legal reserve	(1,758)

Balance, end of period	719,222

Accumulated other comprehensive income (loss)
Balance, beginning of period	(28,779)
Aggregate adjustment for the period resulting from translation of foreign currency financial statements	(49,695)
Increase (Decrease) in net unrealized holding gains (losses) on securities available for sale	(16,090)
Adjustment for the period of pension liability	(10,027)
Increase (Decrease) in net unrealized holding gains (losses) on derivative instruments	(1,153)

Balance, end of period	(105,744)

Treasury stock
Balance, beginning of period	(2,835)
Purchase of treasury stock	(33,090)
Sales of treasury stock	954

Balance, end of period	(34,971)

Total shareholders’ equity	814,941

Disclosure of comprehensive income
Net income for period	78,797
Other comprehensive income (losses) for period, net of tax	(76,965)

Comprehensive income for period	1,832

Notes to Consolidated Statutory Report

Basis of preparation of Consolidated Statutory Report

Significant Accounting Policies

(1)	Basis of preparation of Consolidated Statutory Report

The Consolidated Statutory Report of Komatsu is prepared in accordance with the stipulations of Article 120, Paragraph 1 of the Corporate Accounting Regulations, and the method of preparation conforms to the standards of accounting generally accepted in the United States in terms of terminology and format (hereinafter “U.S. GAAP”). However, some description and notes under the mandatory requirements of U.S. GAAP are omitted within the scope of stipulations in the said clause.

(2)	Method and basis of valuation of inventories

Inventories are stated at the lower of cost or market. The cost of finished products and work in process are valued by the specific identification method and cost of consumable supplies are mainly stated using the first-in first-out method with certain immaterial amounts using the last-in first-out method. Cost of materials and supplies is stated at average cost.

(3)	Method and basis of valuation of investment securities

Komatsu has applied SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” for the valuation of investment securities.

Available-for-sale securities:

Stated at fair market value based on market prices at the balance sheet date (Unrealized gains and losses are charged, net of applicable income taxes, to shareholders’ equity, and the cost of securities sold is determined using the moving-average method).

(4)	Depreciation and amortization of fixed assets

Depreciation of property, plant and equipment:

Computed principally using the declining-balance method.

Amortization of intangible assets:

Computed using the straight-line method

Komatsu has applied SFAS No. 142 “Goodwill and Other Intangible Assets.” Goodwill and intangible assets whose useful lives cannot be determined are reviewed for impairment at least annually.

(5)	Allowances

Allowance for doubtful receivables:

To cover possible credit losses on accounts receivables or loans, an allowance for doubtful receivables is provided in the amount deemed uncollectible, which is calculated on the basis of historical default rates for normal claims, or on the basis of individual assessments for specific claims on obligors threatened with bankruptcy.

Liability for pension and retirement benefits:

In accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Postretirement Plans,” to prepare for the payment of retirement benefits to employees, a provision is made in the amount deemed necessary as of the balance sheet date based on projected benefit obligations and fair value of the plan assets. Komatsu recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. Additional provision is made in the amount of the shortfall of liability for pension and retirement benefit to accumulated benefit obligations deducted by fair value of plan assets.

Unrecognized prior service cost is charged to income on a straight-line basis over the average remaining service period of employees.

Regarding unrecognized net actuarial loss, an excessive amount of the “corridor” (10% of projected benefit obligations, or fair value of plan assets, whichever is the larger) to income on a straight-line basis over the average remaining service period of employees.

(6)	Adoption of new accounting standards

Starting from the fiscal year under review, Komatsu adopted SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requests the expansion of disclosures about fair value measurements. The adoption of SFAS No. 157 did not have a material impact on our consolidated results of operations and financial condition.

(7)	Accounting for consumption taxes

Consumption taxes are separately accounted for by excluding it from each transaction amounts.

Notes to Consolidated Balance Sheet

(1)	Accumulated depreciation for property, plant and equipment: JPY 589,629 million

(2)	Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on derivative instruments.

(3)	Assets pledged as collateral:

Other current assets	JPY 1,875 million
Property, plant and equipment	JPY 4,809 million

Total	JPY 6,684 million

(4)	Guaranteed obligations

Guaranteed obligations for borrowings made by employees and affiliated companies:	JPY	65,478 million

Notes to Consolidated Statement of Income

Basic net income per share	JPY 79.95
Diluted net income per share	JPY 79.89

Significant Subsequent Events

No items to report

Non-Consolidated Statutory Report is based on Japanese accounting standards.

Non-Consolidated Balance Sheet

(As of March 31, 2009)

(JPY million)
Assets
Current assets:
Cash and deposits	44,128
Notes receivable-trade	5,380
Accounts receivable-trade	122,403
Merchandise and finished goods	33,632
Work in process	41,654
Raw materials and supplies	4,830
Prepaid expenses	1,938
Deferred tax assets	9,337
Short-term loans receivable	82,262
Other current assets	42,960
Allowance for doubtful accounts	(375)

Total current assets	388,153
Non-current assets:
Property, plant and equipment:
Buildings	51,063
Structures	9,521
Machinery and equipment	73,775
Vehicles	515
Tools, furniture and fixtures	7,086
Land	41,629
Construction in progress	10,026

Total property, plant and equipment	193,617
Intangible assets:
Software	16,428
Other intangible assets	343

Total intangible assets	16,771
Investments and other assets:
Investment securities	37,523
Stocks and investments in capital of affiliated companies	351,206
Long-term loans receivable	3,567
Long-term prepaid expenses	1,470
Deferred tax assets	3,608
Other investments	8,855
Allowance for doubtful accounts	(3,334)
Allowance for investment loss	(20,397)

Total investments and other assets	382,500

Total non-current assets	592,889

Total assets	981,042

(JPY million)
Liabilities
Current liabilities:
Notes payable-trade	56
Accounts payable-trade	73,558
Short-term loans payable	10,000
Commercial papers	95,000
Current portion of bonds	10,000
Accounts payable-other	47,010
Income taxes payable	502
Advances received	5,109
Provision for bonuses	6,342
Provision for directors’ bonuses	118
Provision for product warranties	5,879
Other current liabilities	37,964

Total current liabilities	291,539

Non-current liabilities:
Bonds payable	58,500
Long-term loans payable	66,500
Provision for retirement benefits	19,434
Other long-term liabilities	4,077

Total non-current liabilities	148,511

Total liabilities	440,051

Net Assets
Shareholders’ equity:
Capital stock	70,120
Capital surplus:	142,798
Legal capital surplus	140,140
Other capital surplus	2,658
Retained earnings:
Legal retained earnings	18,036
Other retained earnings:	332,706
Reserve for special depreciation	121
Reserve for advanced depreciation deduction of non-current assets	14,609
Reserve for special account for advanced depreciation of non-current assets	89
General reserve	210,359
Retained earnings brought forward	107,526

Total retained earnings	350,743
Treasury stock	(34,613)

Total shareholders’ equity	529,049

Valuation and translation adjustments:
Valuation difference on available-for-sale securities	10,334
Deferred gains or losses on hedges	(6)

Total valuation and translation adjustments	10,328

Stock acquisition rights:
Stock acquisition rights	1,613

Total stock acquisition rights	1,613

Total net assets	540,991

Total liabilities and net assets	981,042

Non-Consolidated Statement of Income

(From April 1, 2008 to March 31, 2009)

(JPY million)
Net sales	787,028
Cost of sales	644,920

Gross profit	142,107
Selling, general and administrative expenses	115,361

Operating income	26,746

Non-operating income:
Interest and dividends income	20,274
Other non-operating income	1,218

Non-operating expenses:
Interest expenses	2,065
Other non-operating expenses	6,138

Ordinary income	40,034

Extraordinary income:
Gain on sales of land	203
Gain on sales of investment securities	208
Gain on sales of stocks of affiliated companies	5
Extraordinary loss:
Loss on sales of land	14
Impairment loss	6,933
Loss on valuation of investment securities	3,322
Loss on valuation of stocks of affiliated companies	771
Provision of allowance for investment loss	14,937

Income before income taxes	14,472

Income taxes:
Income taxes-current	2,167
Income taxes-deferred	2,987

Net income	9,317

Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2008 to March 31, 2009)

	(JPY million)
	Shareholders’ equity
		Capital surplus			Retained earnings
		Legal capital surplus	Other capital surplus	Total capital surplus	Legal retained earnings	Other retained earnings					Total retained earnings
	Capital stock					Reserve for special depreciation	Reserve for advanced depreciation of non-current assets	Reserve for special account for advanced depreciation of non-current assets	General reserve	Retained earnings brought forward
Balance at the end of previous period	70,120	140,140	1,019	141,159	18,036	214	15,291	—	180,359	171,326	385,228
Changes of items during the period
Reversal of reserve for special depreciation						(92)				92	—
Reversal of reserve for advanced depreciation of non-current assets							(682)			682	—
Provision of reserve for special account for advanced depreciation of non-current assets								89		(89)	—
Provision of general reserve									30,000	(30,000)	—
Dividends from surplus										(43,803)	(43,803)
Net income										9,317	9,317
Purchase of treasury stock
Disposal of treasury stock			1,639	1,639
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	1,639	1,639	—	(92)	(682)	89	30,000	(63,799)	(34,485)
Balance at the end of current period	70,120	140,140	2,658	142,798	18,036	121	14,609	89	210,359	107,526	350,743

	(JPY million)
	Shareholders’ equity		Valuation difference on available-for-sale securities			Stock Acquisition Rights	Total net assets
	Treasury stock	Total shareholders’ equity	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance at the end of previous period	(2,525)	593,983	26,691	418	27,109	1,261	622,354
Changes of items during the period
Reversal of reserve for special depreciation		—					—
Reversal of reserve for advanced depreciation of non-current assets		—					—
Provision of reserve for special account for advanced depreciation of non-current assets		—					—
Provision of general reserve		—					—
Dividends from surplus		(43,803)					(43,803)
Net income		9,317					9,317
Purchase of treasury stock	(33,068)	(33,068)					(33,068)
Disposal of treasury stock	980	2,620					2,620
Net changes of items other than shareholders’ equity			(16,356)	(424)	(16,781)	351	(16,429)
Total changes of items during the period	(32,087)	(64,933)	(16,356)	(424)	(16,781)	351	(81,363)
Balance at the end of current period	(34,613)	529,049	10,334	(6)	10,328	1,613	540,991

Notes to Non-Consolidated Statutory Report

Significant Accounting Policies

(1)	Method and basis of valuation of securities

Held-to-maturity debt securities: Stated at amortized cost (on a straight-line basis).

Investments in subsidiaries and affiliated companies: Stated at cost determined by the moving-average method.

Available-for-sale securities:

Securities whose market value is readily determinable:

Stated at market value, based on market quotation. Unrealized gains and losses are reported, with net of applicable taxes, as a separate component of net assets. The cost of securities sold is determined based on the moving-average method.

Securities whose market value is not readily determinable:

Stated at cost determined by the moving-average method.

(2)	Method and basis of valuation of inventories

Merchandise and finished goods (excluding spare parts) and work in process: Stated at cost (specific identification method).

Spare parts: Stated at cost (last-in first-out method).

Raw materials and supplies: Stated cost (periodic average method).

The value stated in the balance sheet is computed according to write-downs based on the decreased profitability.

(3)	Depreciation of non-current assets

Property, plant and equipment (excluding lease assets): Declining-balance method

(Additional information)

Upon the revision of the Corporation Tax Act (“the Ordinance of the Ministry Partially Revising the Ordinance of the Ministry on Useful Lives, etc. of Depreciable Assets” [Ordinance of the Ministry of Finance No. 32 of April 30, 2008]), the useful lives of certain property, plant and equipment were changed to those provided for by the revised Corporation Tax Act effective from the fiscal year under review, after reassessing their useful lives.

In response to this, operating income, ordinary income and income before income taxes have each increased by JPY 842 million, respectively.

Intangible assets: Straight-line method

Lease assets

Lease assets pertaining to finance leases that do not transfer ownership of leased property to the lessee: Straight-line method over the lease period as the useful life

Finance leases that do not transfer ownership of leased property to the lessee whose transaction commenced on or before March 31, 2008, are accounted for in the same manner as that applicable to operating lease transactions.

(4)	Allowances

1)	Allowance for doubtful accounts

To cover possible credit losses on accounts receivables or loans, an allowance for doubtful accounts is provided in the amount deemed uncollectible, which is calculated on the basis of historical default rates for normal claims, or on the basis of individual assessments for specific claims on obligors threatened with bankruptcy.

2)	Allowance for investment loss

Allowance for investment loss is accounted for by taking into consideration the financial position of the issuer and fluctuation of the foreign exchange of the country of the issuer in order to prepare for losses from investing in domestic and overseas affiliated companies.

3)	Provision for bonuses

Provision for bonuses is provided for payment prospect of bonuses to employees at an amount considered to be recorded for the fiscal year.

4)	Provision for directors’ bonuses

Provision for directors’ bonuses is provided for payment prospect of bonuses to Directors at an amount considered to be recorded for the fiscal year.

5)	Provision for product warranties

Provision for product warranties is provided for product after-sales service expenses based on the historical performance.

6)	Provision for retirement benefits

In order to provide for the employee retirement benefits, the Company accrues liabilities for severance payments and pension at the amount calculated based on the projected benefit obligations and plan assets at the balance sheet date.

Prior service obligations are charged to income when incurred. Actuarial loss is charged to income in an amount proportionally appropriated on a straight-line basis over a 10-year period, which is shorter than the averaged remaining service period of employees, beginning with the following term when the loss is recognized.

(5)	Accounting standard for income and expenses

In principle, the total amount of the sale price is accounted at the time of delivery to the customer for domestic sales, and at the time of lading for exports. For large machinery and other items necessitating installation work, the sale is accounted when the installation is completed.

(6)	Accounting for consumption taxes

Consumption taxes are separately accounted for by excluding it from each transaction amounts.

(7)	Changes in accounting policies

1) Method and basis of valuation of inventories

As the Company adopted the “Accounting Standard for Measurement of Inventories” (ASBJ Statement No. 9, July 5, 2006), the valuation standard of inventories was changed from the lower of cost or market method to the cost method (write-downs based on the decreased profitability) effective from the fiscal year under review.

This change has only a minimal impact on operating income, ordinary income and income before income taxes.

2) Accounting method of lease transactions

Before the change, the accounting treatment for finance leases that do not transfer ownership of leased property to the lessee have followed the same method as that applicable to operating lease transactions. However, as the Company adopted the “Accounting Standard for Lease Transactions” (ASBJ Statement No. 13, revised March 30, 2007) and the “Guidance on Accounting Standard for Lease Transactions” (ASBJ Guidance No. 16, revised March 30, 2007), the accounting treatment for such transactions commenced on or after April 1, 2008 follows the method for ordinary purchases and sales transactions.

This change has only a minimal impact on operating income, ordinary income and income before income taxes.

Notes to Non-Consolidated Balance Sheet

(1)	Accumulated depreciation of property, plant and equipment:	JPY	326,555 million
(2)	Contingency liability
	Balance of guarantees for debt for borrowings from financial institutions by affiliated companies and cooperation companies:	JPY	45,419 million
	Balance of guarantees for debt for borrowings from financial institutions by employees (home loans):	JPY	3,237 million
	Balance of keep-well agreements for the bonds of affiliated companies:	JPY	52,705 million
(3)	Receivables from, and debts payable to affiliated companies
	Short-term receivables from affiliated companies:	JPY	178,310 million
	Short-term debts payable to affiliated companies:	JPY	62,099 million
	Long-term receivables from affiliated companies:	JPY	3,565 million

Notes to Non-Consolidated Statement of Income

(1) Trading with affiliated companies
Sales:	JPY	412,138 million
Purchases:	JPY	205,065 million
Trading other than operating transactions:	JPY	41,355 million

(2) Impairment loss

In the fiscal year under review, the Company recorded an impairment loss for the following asset groups.

Application	Type	Region	Impairment Loss (JPY million)
Operating assets	Buildings	Chubu area	1,221
Operating assets	Machinery and equipment	Chubu area	406
Operating assets	Structures, etc.	Chubu area	180
Operating assets	Buildings	Kanto area	3,053
Operating assets	Machinery and equipment	Kanto area	1,676
Operating assets	Structures, etc.	Kanto area	395

As for the Company’s asset groups, dormant assets are grouped individually while operating assets are grouped as per management accounting items. Following the decision of the Company to close factories and shift production due to a reorganization of the domestic production system, the book value of corresponding assets was lowered to the recoverable amount and the resulting difference was recorded as an impairment loss (6,933 million yen). The recoverable amount was calculated using the net selling price.

Notes to Non-Consolidated Statement of Changes in Net Assets

(1) Type and number of shares issued and outstanding

Type	Number of Shares as of March 31, 2008	Number of Shares Increased	Number of Shares Decreased	Number of Shares as of March 31, 2009
Common stock	998,744,060	—	—	998,744,060

(2) Type and number of treasury shares

Type	Number of Shares as of March 31, 2008	Number of Shares Increased	Number of Shares Decreased	Number of Shares as of March 31, 2009
Common stock*[1,2]	3,105,181	28,371,243	1,135,435	30,340,989

Notes:	1. Increase of number of treasury shares by 28,371,243 consists of the following.
1) 28,106,600 shares by the purchase based on the resolution at a meeting of the Board of Directors
2) 161,000 shares by the purchase responding to the demand of shareholders who opposed the share exchange
3) 103,643 shares by the acquisition of shares constituting less than one unit of shares
2. Decrease of number of treasury shares by 1,135,435 consists of the following.
1) 697,021 shares by the share exchange with subsidiaries
2) 416,000 shares by the exercise of stock options
3) 22,414 shares by the sale of shares constituting less than one unit of shares

(3) Dividends

1)	Payment amount of dividends

Resolution	Type of Shares	Total Dividends (JPY million)	Dividend per Share (JPY)	Record Date	Effective Date
Ordinary General Meeting of Shareholders held on June 24, 2008	Common stock	21,904	22	March 31, 2008	June 25, 2008
Board of Directors Meeting held on October 29, 2008	Common stock	21,899	22	September 30, 2008	November 28, 2008

2)	Among dividends of which record date is in the fiscal year and effective date is in the next fiscal year

Planned Resolution	Type of Shares	Resource of Dividends	Total Dividends (JPY million)	Dividend per Share (JPY)	Record Date	Effective Date
Ordinary General Meeting of Shareholders to be held on June 24, 2009	Common stock	Retained earnings	17,431	18	March 31, 2009	June 25, 2009

(4) Matters concerning Stock Acquisition Rights

Breakdown of Stock Acquisition Rights	Number of shares allocated for Stock Acquisition Rights
	Type of Shares Allocated for Stock Acquisition Rights	Number of Shares in Previous Fiscal Year-end	Increase During the Fiscal Year	Decrease During the Fiscal Year	Number of Shares at Fiscal Year-end
2002 Stock Acquisition Rights*[1]	Common stock	80,000	—	80,000	—
2003 Stock Acquisition Rights*[1]	Common stock	290,000	—	90,000	200,000
2004 Stock Acquisition Rights*[1]	Common stock	370,000	—	40,000	330,000
2005 Stock Acquisition Rights*[1]	Common stock	855,000	—	175,000	680,000
2006 Stock Acquisition Rights No. 1*[2]	Common stock	230,000	—	—	230,000
2006 Stock Acquisition Rights No. 2 *[1,2]	Common stock	457,000	—	31,000	426,000
2007 Stock Acquisition Rights No. 1 *[2]	Common stock	239,000	—	—	239,000
2007 Stock Acquisition Rights No. 2 *[2]	Common stock	323,000	—	—	323,000
2008 Stock Acquisition Rights No. 1 *[2,3]	Common stock	—	192,000	—	192,000
2008 Stock Acquisition Rights No. 2 *[2,3]	Common stock	—	271,000	—	271,000

Notes:

1.	The decrease in shares recorded this fiscal year for the Stock Acquisition Rights is due to exercise of Stock Acquisition Rights.
2.	Stock Acquisition Rights No. 1 were issued as remuneration for Directors of the Company as per the Corporation Act. Stock Acquisition Rights No. 2 were issued gratis to employees of the Company or others as per the Corporation Act.
3.	The increase in shares recorded this fiscal year for the Stock Acquisition Rights is due to new issue of Stock Acquisition Rights. As of March 31, 2009, the period during which Stock Acquisition Rights may be exercised has not been attained.

Notes Concerning Tax Effect Accounting

Major reasons for the accrual of deferred tax assets and deferred tax liabilities

(Deferred tax assets)
Provision for product warranties	JPY	2,380 million
Inventories	JPY	1,860 million
Provision for bonuses	JPY	2,568 million
Provision for retirement benefits	JPY	9,486 million
Allowance for investment loss	JPY	8,260 million
Impairment loss	JPY	8,490 million
Investment securities and stocks of affiliated companies	JPY	12,392 million
Others	JPY	6,240 million

Subtotal deferred tax assets	JPY	51,680 million
Less valuation allowance	JPY	(20,833) million

Total deferred tax assets	JPY	30,847 million
(Deferred tax liabilities)
Enterprise tax receivable	JPY	(1,167) million
Reserve for advanced depreciation of non-current assets	JPY	(10,245) million
Valuation difference on available-for-sale securities	JPY	(6,303) million
Others	JPY	(186) million

Total deferred tax liabilities	JPY	(17,901) million

Net deferred tax assets	JPY	12,945 million

Notes Concerning Leased Assets Used by Lease

(1)	Leases whose transaction commenced on or before March 31, 2008

1) Equivalents for leased assets (purchase price equivalent, accumulated depreciation equivalent, fiscal year-end amount outstanding equivalent)

	(JPY million)
	Purchase Price Equivalent	Accumulated Depreciation Equivalent	Fiscal Year-end Amount Outstanding Equivalent
Tools, furniture and fixtures	6,993	4,185	2,808
Other	6,453	2,964	3,488
Total	13,447	7,150	6,297

2) The present value of future rental expenses under capital leases

Due within one (1) year	JPY 2,076 million
Due over one (1) year	JPY 4,544 million

Total	JPY 6,621 million

3) Lease expenses, depreciation equivalent and interest expense equivalent

Lease expenses	JPY	2,392 million
Depreciation equivalent	JPY	2,222 million
Interest expense equivalent	JPY	190 million

4) Method for calculating depreciation equivalent amount of expenses

Depreciation equivalent is computed on a straight-line method over the lease period without residual value.

5) Method for calculating the interest equivalent

The difference between the total lease expenses and the purchase price equivalent becomes the interest equivalent and the interest method is used as the method of allocation for each period.

(2) Leases whose transaction commenced on or after April 1, 2008

1) Type of lease assets

Principally, data processing-related equipment (tools, furniture and fixtures)

2) Depreciation of lease assets

As described in “(3) Depreciation of non-current assets” under Significant Accounting Policies

Notes Concerning Related Party Transactions

Subsidiaries and other affiliated companies

							(JPY million)
Attribute	Company Name	Holding Voting Rights	Relationship with Related Party	Transaction	Transaction Amount	Category	Outstanding Balance
Subsidiary	Komatsu CIS LLC	Holding directly 100%	Sale of the Company’s products	Sale of products, etc.*[1]	37,393	Accounts receivable-trade	7,839

	Komatsu Industries Corporation	Holding directly 100%	Manufacture and sale of the Company’s products Dispatched Director	Advancement of parts, etc.*[2]	32,816	Accounts receivable-other	7,265

	Komatsu Utility Co., Ltd.	Holding directly 100%	Manufacture and sale of the Company’s products Dispatched Director	Purchase of products, etc.*[3]	19,574	Accounts payable- trade	3,293

				Cash Management System borrowing*[4]	13,343	Deposits received	13,881

	Komatsu Financial Europe N.V.	Holding indirectly 100%	Retail finance relating to the sale of the Company’s products	Guarantees for debt *[5]	17,120	—	—

	Komatsu America Corp.	Holding directly 100%	Manufacture and sale of the Company’s products Dispatched Director	Cash Management System lending*[4]	8,354	Short-term loans receivable	11,472

	Komatsu Castex Ltd.	Holding directly 100%	Manufacture and sale of steel castings, etc. relating to the Company’s products	Cash Management System lending*[4]	8,325	Short-term loans receivable	10,200

	Komatsu Rental Japan Ltd.	Holding directly 79%	Rental of the Company’s products	Cash Management System lending*[4]	7,868	Short-term loans receivable	10,330

	BIGRENTAL Co., Ltd.	Holding indirectly 79%	Rental of the Company’s products	Cash Management System lending*[4]	5,312	Short-term loans receivable	16,190

In the above amounts, consumption taxes are not included in the transaction amounts.

Notes concerning transaction conditions and policies, etc. for their determination

1.	Product selling prices and other sales conditions are decided by negotiation, taking into account market conditions.
2.	Advancements for parts etc. are decided by negotiation for the sight for collection of receivables, taking into account general transaction conditions.
3.	Purchase prices of products etc. are decided by negotiation, taking into account market conditions.
4.	The interest rate of Cash Management System borrowing and lending is reasonably decided taking market interest rates into consideration. Transaction amount shows the average balance during the fiscal year because the transactions are repetitive.
5.	Guarantees for debt are with respect to borrowings from financial institutions.

(Additional information)

The Company adopted the “Accounting Standard for Related Party Disclosures” (ASBJ Statement No. 11, October 17, 2006) and the “Guidance on Accounting Standard for Related Party Disclosures” (ASBJ Guidance No. 13, October 17, 2006) from the fiscal year under review. There is no significant addition to the scope of such disclosures by this adoption.

Notes Concerning Per-share Information

(1) Net assets per share	JPY 556.98

(2) Net income per share	JPY 9.45

Notes Concerning Other Matters

Amounts less than JPY 1 million are rounded off.

[English Translation of the Independent Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 12, 2009

The Board of Directors

Komatsu Ltd.

KPMG AZSA & Co.

Teruo Suzuki (Seal)

Designated and Engagement Partner

Certified Public Accountant

Yoshiteru Yamamoto (Seal)

Designated and Engagement Partner

Certified Public Accountant

Takaki Okano (Seal)

Designated and Engagement Partner

Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders’ equity and retained earnings and the related notes of Komatsu Ltd. as of March 31, 2009 and for the year from April 1, 2008 to March 31, 2009 in accordance with Article 444, Paragraph 4 of the Corporation Act. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of Komatsu Ltd. and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in the United States under Article 120, Paragraph 1 of the Corporate Accounting Regulations of Japan (refer to “Basis of preparation of Consolidated Statutory Report” of “Significant Accounting Policies” of “Notes to Consolidated Statutory Report”).

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

END

[English Translation of the Independent Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 7, 2009

The Board of Directors

Komatsu Ltd.

KPMG AZSA & Co.

Teruo Suzuki (Seal)

Designated and Engagement Partner

Certified Public Accountant

Yoshiteru Yamamoto (Seal)

Designated and Engagement Partner

Certified Public Accountant

Takaki Okano (Seal)

Designated and Engagement Partner

Certified Public Accountant

We have audited the statutory report, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the related notes, and its supplementary schedules thereof Komatsu Ltd. as of March 31, 2009 and for the 140th fiscal year from April 1, 2008 to March 31, 2009, in accordance with Article 436, Paragraph 2, Item 1 of the Corporation Act. The statutory report and supplementary schedules thereof are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supplementary schedules thereof based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supplementary schedules thereof are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supplementary schedules thereof. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supplementary schedules thereof referred to above present fairly, in all material respects, the financial position and the results of operations of Komatsu Ltd. for the period, for which the statutory report and supplementary schedules thereof were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

END

[English Translation of the Board of Corporate Auditors’ Report Originally Issued in the Japanese Language]

Board of Corporate Auditors’ Report

Regarding the execution of duties by the Directors for the 140th Fiscal Year from April 1, 2008 to March 31, 2009, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Corporate Auditor and hereby report as follows:

1.	Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Methods

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Corporate Auditor regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding execution of their duties, and sought explanations as necessary.

Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the Internal Auditing Department and other employees, and made efforts to establish the environment for collecting department information and auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding execution of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the head office and principal offices. In addition, we monitored and verified the content of the resolution of the Board of Directors concerning the maintenance of the systems necessary to ensure that the execution of duties by the Directors complies with laws and regulations and the Articles of Incorporation, and other systems necessary to ensure the properness of operations of a Stock Company stipulated in Article 100, Paragraph 1 and Paragraph 3 of the Enforcement Regulations of the Corporation Act and the status of the system based on such Resolution (Internal Control Systems). With respect to subsidiaries, we communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received reports with respect to their business from subsidiaries as necessary. Based on the above methods, we examined the business reports and supplementary schedules thereof for this fiscal year.

Furthermore, we monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “the System for ensuring that duties are executed properly” (matters set forth in each item of Article 131 of the Corporate Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the non-consolidated statutory report (“non-consolidated balance sheet,” “non-consolidated statement of income,” “non-consolidated statement of changes in net assets,” and “notes to non-consolidated statutory report”), supplementary schedules thereof, and consolidated statutory report (“consolidated balance sheet,” “consolidated statement of income,” “consolidated statement of shareholders’ equity and retained earnings,” and “notes to consolidated statutory report”) for this fiscal year.

2.	Result of Audit

(1)	Results of Audit of Business Report and Other Relevant Documents

1)	We confirm that the business report and supplementary schedules thereof fairly represent the Company’s condition in accordance with the related laws and regulations and the Articles of Incorporation.

2)	We have found no significant evidence of wrongful acts or violations of either related laws and regulations, or the Articles of Incorporation with regard to the execution of duties by the Directors.

3)	We confirm that the content of the resolution of the Board of Directors regarding Internal Control Systems is appropriate. In addition, we have found no matters to remark on in regard to the execution of duties by the Directors regarding the Internal Control Systems.

(2)	Result of Audit of non-consolidated statutory report and supplementary schedules thereof

We confirm that the methods and results of the audit employed by the Accounting Auditor, KPMG AZSA & Co., are proper.

(3)	Result of Audit of consolidated statutory report

We confirm that the methods and results of the audit employed by the Accounting Auditor, KPMG AZSA & Co., are proper.

May 15, 2009

The Board of Corporate Auditors
Masafumi Kanemoto (Seal)
Standing Corporate Auditor

Masaji Kitamura (Seal)
Standing Corporate Auditor

Takaharu Dohi (Seal)
Corporate Auditor

Makoto Okitsu (Seal)
Corporate Auditor

Hiroyuki Kamano (Seal)
Corporate Auditor

(Note) Corporate Auditors Takaharu Dohi, Makoto Okitsu and Hiroyuki Kamano are Outside Corporate Auditors as stipulated in the Corporation Act.

END

Reference Materials for the General Meeting of Shareholders

Proposed Resolution and Reference Information:

Item 1: Appropriation of Surplus

The Company is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company continues to maintain the policy of redistributing profits by considering consolidated business results to strive to continue stable dividends. Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher, and maintains the policy of not decreasing dividends, as long as a consolidated payout ratio will not surpass 40%.

For the 140th fiscal year, the Company proposes to pay a year-end dividend of surplus as follows, in consideration of the Company’s business performance for the fiscal year and future business development.

(1)	Type of dividend assets

Cash

(2)	Matters concerning allotment and total amount of the dividend assets

JPY 18 per one (1) common share of the Company (a decrease of JPY 4 per one (1) common share of the Company over the previous fiscal year) Total amount of dividend: JPY 17,431,255,278

(3)	Effective date of dividends of surplus

Thursday, June 25, 2009

Accordingly, combined with the interim dividend of JPY 22 per one (1) common share of the Company, the annual dividend will be JPY 40 per one (1) common share of the Company for this fiscal year, a decrease of JPY 2 per one (1) common share of the Company over the previous fiscal year. The dividend payout ratio is 40%, not factoring in expenses incurred for structural reforms (JPY 32.3 billion at operating income, JPY 19.6 billion at net income).

Item 2: Partial Amendments to the Articles of Incorporation

1. Reason of amendments

(1)	Following the enforcement of the “Act for Partial Revision of the Act on Transfer of Bonds for Streamlining Settlement Concerning Stock Trading” (Act No. 88 of 2004; hereinafter, the “Act for Streamlining Settlement of Stock”), the Company shall make the following amendments to its current Articles of Incorporation:

(i)	Pursuant to Article 6, Paragraph 1 of the Supplemental Provisions of the Act for Streamlining Settlement of Stock, it has been deemed that a resolution by the Company was made amending the Articles of Incorporation by repealing provisions purporting to the issuance of share certificates effective as of January 5, 2009, the enforcement date of the share certificate dematerialization system, therefore, the Company shall delete Article 7 (Issuance of Share Certificates) and Article 9, Paragraph 2 of the current Articles of Incorporation.

(ii)	Following the repeal of the “Act on Custody and Transfer of Share Certificate,” wordings regarding the “Beneficial Owners” in Article 10 and the “Register of Beneficial Owners” in Article 12, Paragraph 3 of the current Articles of Incorporation shall be deleted.

(iii)	Wordings regarding the “Register of Lost Share Certificates” and “administration of the Register of Lost Share Certificates” in Article 12, Paragraph 3 of the current Articles of Incorporation are in expectation of an issuance of share certificates, therefore, those relating wordings shall be deleted. However, since the Register of Lost Share Certificates must be kept along with the effectuation of other tasks relating to that for the period of one year following the day after the enforcement date of the Act for Streamlining Settlement of Stock, the Company shall establish necessary provisions in the Supplemental Provisions of the Articles of Incorporation.

(2)	As a means of ensuring that Outside Directors and Outside Corporate Auditors execute their duties as expected and of attracting individuals suitable for the position of Outside Director and Outside Corporate Auditor in the future, Article 27, Paragraph 2 and Article 34, Paragraph 2 are newly established as provisions allowing the Company to execute limited liability agreements with Outside Directors and Outside Corporate Auditors in accordance with Article 427, Paragraph 1 of the Corporation Act. Please note that each Corporate Auditor has approved the submission of an agenda item to newly establish Article 27, Paragraph 2.

(3)	In addition, the Company shall make necessary amendments such as changes in numbering.

2. Details of amendments

The details of the amendments are as follows:

(The underlined portions indicate the proposed amendments.)

Current Articles of Incorporation		Proposed Amendments
CHAPTER II. SHARES		CHAPTER II. SHARES

Article 7. Issuance of Share Certificates The Company shall issue share certificates representing its shares.		(Deleted)

Article 8. (Text omitted)		Article 7. (Unchanged from current Article 8.)

Article 9. Number of Shares Constituting One Unit (Tangen) of Shares and Non-Issuance of the Share Certificates for Shares Constituting Less Than One Unit (Tangen)		Article 8. Number of Shares Constituting One Unit (Tangen) of Shares

1.	The number of shares constituting one (1) unit (Tangen) of shares of the Company shall be one hundred (100).	The number of shares constituting one (1) unit (Tangen) of shares of the Company shall be one hundred (100).

2.	Notwithstanding Article 7, the Company shall not issue share certificates representing its shares constituting less than one (1) unit (Tangen) of shares, unless otherwise provided for in the Share Handling Regulations of the Company.	(Deleted)

Current Articles of Incorporation			Proposed Amendments
Article 10. Rights to Shares Constituting Less Than One Unit (Tangen) of Shares			Article 9. Rights to Shares Constituting Less Than One Unit (Tangen) of Shares

Shareholders (which shall hereinafter include Beneficial Owners) of the Company are not entitled to exercise their rights pertaining to shares constituting less than one (1) unit (Tangen) of shares held by them, except for the following rights:			Shareholders of the Company are not entitled to exercise their rights pertaining to shares constituting less than one (1) unit (Tangen) of shares held by them, except for the following rights:

	(1)	The rights provided for in each item of Article 189, Paragraph 2 of the Corporation Act;		(1)	The rights provided for in each item of Article 189, Paragraph 2 of the Corporation Act;

	(2)	The right to make a request provided for in the provisions of Article 166, Paragraph 1 of the Corporation Act;		(2)	The right to make a request provided for in the provisions of Article 166, Paragraph 1 of the Corporation Act;

	(3)	The right to receive the allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held by each shareholder; and		(3)	The right to receive the allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held by each shareholder; and

	(4)	The right to make a request provided for in the immediately following Article.		(4)	The right to make a request provided for in the immediately following Article.

Article 11.			Article 10.

(Text omitted)			(Unchanged from current Article 11.)

Article 12. Transfer Agent			Article 11. Transfer Agent

1.	The Company shall have a Transfer Agent.		1.	The Company shall have a Transfer Agent.

2.	The Transfer Agent and the location of its business shall be designated by a resolution of the Board of Directors, and public notice thereof shall be given.		2.	The Transfer Agent and the location of its business shall be designated by a resolution of the Board of Directors, and public notice thereof shall be given.

3.	The administration of the Shareholders Register (including the Register of Beneficial Owners; hereinafter the same), the Register of Stock Acquisition Rights and the Register of Lost Share Certificates of the Company, and other matters relating to the Shareholders Register, the Register of Stock Acquisition Rights and the Register of Lost Share Certificate, shall be entrusted with the Transfer Agent, and shall not be handled by the Company.		3.	The administration of the Shareholders Register and the Register of Stock Acquisition Rights of the Company, and other matters relating to the Shareholders Register and the Register of Stock Acquisition Rights shall be entrusted with the Transfer Agent, and shall not be handled by the Company.

Article 13.			Article 12.

(Text omitted)			(Unchanged from current Article 13.)

CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS			CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS

Article 14. to Article 19.			Article 13. to Article 18.

(Text omitted)			(Unchanged from current Article 14. to Article 19.)

Current Articles of Incorporation	Proposed Amendments
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

Article 20. to Article 27.	Article 19. to Article 26.

(Text omitted)	(Unchanged from current Article 20. to Article 27.)

Article 28. Exemption from Liability of Directors	Article 27. Exemption from Liability of Directors

In accordance with the provisions of Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Directors, exempt a Director from his/her liability for damages caused by his/her dereliction of duty, within the limits stipulated by laws or regulations.	1.	In accordance with the provisions of Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Directors, exempt a Director from his/her liability for damages caused by his/her dereliction of duty, within the limits stipulated by laws or regulations.

(New)	2.	In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company may enter into agreements with an Outside Director to limit liability for damages caused by his/her dereliction of duty. Provided, however, that the maximum amount of liability of such Outside Directors prescribed in such agreements shall be equal to the minimum liability limit stipulated by laws and regulations.

CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 29. to Article 34.	Article 28. to Article 33.

(Text omitted)	(Unchanged from current Article 29. to Article 34.)

Article 35. Exemption from Liability of Corporate Auditors	Article 34. Exemption from Liability of Corporate Auditors

In accordance with the provisions of Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Directors, exempt a Corporate Auditor from his/her liability for damages caused by his/her dereliction of duty, within the limits stipulated by laws and regulations.	1.	In accordance with the provisions of Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Directors, exempt a Corporate Auditor from his/her liability for damages caused by his/her dereliction of duty, within the limits stipulated by laws and regulations.

(New)	2.	In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company may enter into agreements with an Outside Corporate Auditor to limit liability for damages caused by his/her dereliction of duty. Provided, however, that the maximum amount of liability of such Outside Corporate Auditor prescribed in such agreements shall be equal to the minimum liability limit stipulated by laws and regulations.

Current Articles of Incorporation	Proposed Amendments
CHAPTER VI. ACCOUNTING	CHAPTER VI. ACCOUNTING
Article 36. to Article 39. (Text omitted)	Article 35. to Article 38. (Unchanged from current Article 36. to Article 39.)
(New) (New)

Supplemental Provisions

Article 1. The preparation and keeping of the Register of Lost Share Certificates of the Company and other operations relating to the Register of Lost Share Certificates shall be entrusted with the Transfer Agent and shall not be handled by the Company.

(New)	Article 2. The preceding article and this article shall remain in effect until January 5, 2010 and shall be deleted as of January 6, 2010.

Item 3: Election of Ten (10) Directors

The terms of office of all of the ten (10) Directors will expire as of the close of this Ordinary General Meeting of Shareholders.

Accordingly, the Company proposes that ten (10) Directors be elected.

The candidates for the positions are as follows:

No. of Candidate	Name (Date of Birth)	Career Summary and Position (In Charge at the Company and Representative Position in Other Companies)		Number of Shares of the Company Held (shares)
1	Masahiro Sakane (January 7, 1941)	4/1963	Joined the Company	97,100
		6/1989	Director
		6/1994	Managing Director
		6/1997	Executive Managing Director
		6/1999	Executive Vice President and Representative Director
		6/2001	President and Representative Director
		6/2003	Chief Executive Officer (CEO)
		6/2007	Chairman of the Board and Representative Director (current)

2	Kunio Noji (November 17, 1946)	4/1969	Joined the Company	68,400
		6/1997	Director
		6/1999	Executive Officer
		6/2000	Senior Executive Officer
		6/2001	Managing Director
		4/2003	Director and Senior Executive Officer
		6/2007	President and Representative Director, and Chief Executive Officer (CEO) (current)

No. of Candidate	Name (Date of Birth)	Career Summary and Position (In Charge at the Company and Representative Position in Other Companies)		Number of Shares of the Company Held (shares)
3	Yoshinori Komamura (February 20, 1948)	4/1970	Joined the Company	26,300
		4/2005	Senior Executive Officer
		4/2005	President of Construction & Mining Equipment Marketing Division (current)
		6/2005	Director (current)
		4/2007	Senior Executive Officer (current)
[In Charge at the Company and Representative Position in Other Companies] President of Construction & Mining Equipment Marketing Division

4	Yasuo Suzuki (January 28, 1948)	4/1970	Joined the Company	23,400
		6/2002	Executive Officer
		4/2004	Senior Executive Officer
		6/2004	Director (current)
		4/2007	Senior Executive Officer (current)
		4/2009	President of Industrial Machinery Division (current)
[In Charge at the Company and Representative Position in Other Companies] President of Industrial Machinery Division In charge of the Ishikawa Prefecture Area

5	Kenji Kinoshita (October 7, 1947)	7/1971	Joined the Company	24,700
		6/2000	Executive Officer
		6/2001	Chief Financial Officer (CFO) (current)
		4/2004	Senior Executive Officer
		6/2007	Director (current)
		4/2008	Senior Executive Officer (current)
[In Charge at the Company and Representative Position in Other Companies] Chief Financial Officer (CFO) Supervising CSR and Corporate Communications & Investor Relations

No. of Candidate	Name (Date of Birth)	Career Summary and Position (In Charge at the Company and Representative Position in Other Companies)		Number of Shares of the Company Held (shares)
6	Morio Ikeda (December 25, 1936)	4/1961	Joined Shiseido Company, Limited (hereinafter “Shiseido”)	1,000
		6/1990	Director of Shiseido
		6/1995	Executive Director of Shiseido
		6/1997	Senior Executive Director and Representative Director of Shiseido
		6/2000	Executive Vice President and Representative Director of Shiseido
		6/2001	Representative Director, President and Chief Executive Officer of Shiseido
		6/2005	Director of the Company (current)
		6/2005	Chairman and Director of Shiseido
		6/2006	Advisor of Shiseido (current)
[In Charge at the Company and Representative Position in Other Companies] Chairman of the Board of Trustees of Toyo Eiwa Jogakuin Chairman of the Board of Trustees of Shiseido Beauty Academy

7	Kensuke Hotta (October 12, 1938)	4/1962	Joined The Sumitomo Bank, Ltd. (now Sumitomo Mitsui Banking Corporation, hereinafter “the Bank”)	1,000
		6/1987	Director of the Bank
		10/1990	Managing Director of the Bank
		10/1992	Senior Managing Director and Representative Director of the Bank
		6/1997	Deputy President and Representative Director of the Bank
		1/2001	Chairman of Morgan Stanley Japan Limited
		4/2006	Chairman and Representative Director of Morgan Stanley Japan Securities Co., Ltd.
		10/2007	Chairman and Representative Director of Hotta Partners Inc. (current)
		12/2007	Senior Advisor of Morgan Stanley Japan Securities Co., Ltd.
		6/2008	Director of the Company (current)
		12/2008	Chairman and Representative Director of Greenhill & Co. Japan Ltd. (current)
[In Charge at the Company and Representative Position in Other Companies] Chairman and Representative Director of Greenhill & Co. Japan Ltd. Chairman and Representative Director of Hotta Partners Inc.

8	Noriaki Kano (April 29, 1940)	10/1982	Professor at Faculty of Engineering, Tokyo University of Science	6,000
		6/2006	Professor Emeritus at Tokyo University of Science (current)
		6/2008	Director of the Company (current)

No. of Candidate	Name (Date of Birth)	Career Summary and Position (In Charge at the Company and Representative Position in Other Companies)		Number of Shares of the Company Held (shares)
9	Masao Fuchigami (May 19, 1949)	4/1972	Joined the Company	13,400
		9/1995	General Manager of the 4th Research Department, Central Research Center, Research Division
		6/2001	Executive Officer
		6/2002	President of Research Division
		4/2007	Senior Executive Officer
		4/2009	Senior Executive Officer (current)
[In Charge at the Company and Representative Position in Other Companies] Supervising Environment, Research, Design & Development and Quality Assurance

10	Tetsuji Ohashi (March 23, 1954)	4/1977	Joined the Company	10,100
		10/1998	General Manager of Planning & Coordination Department of Awazu Plant, Production Division
		4/2007	Executive Officer
		4/2007	President of Production Division (current)
		4/2008	Senior Executive Officer (current)
[In Charge at the Company and Representative Position in Other Companies] President of Production Division Supervising Production and e-KOMATSU

Notes:

1.	There are no special interests between the candidates and the Company.
2.	Messrs. Morio Ikeda, Kensuke Hotta and Noriaki Kano are candidates for Outside Directors.
3.	Matters regarding candidates for Outside Directors

(1)	Reasons for nomination as candidates for Outside Directors

Name	Reasons for Nomination as Candidates
Morio Ikeda

Having served as Representative Director of Shiseido Company, Limited, Mr. Morio Ikeda has considerable insight and rich experience in the business world and has been dedicating himself to activities relating to CSR (Corporate Social Responsibility).

Using this insight and experience, his proposals concerning the overall management of the Company are expected to contribute to sustaining and improving transparency and soundness of management and enhancing corporate governance. Therefore, the Company nominates him as a candidate for Outside Director.

Kensuke Hotta

Having served as Representative Director of The Sumitomo Bank, Ltd. (now Sumitomo Mitsui Banking Corporation) and as Representative Director of Morgan Stanley Japan Securities Co., Ltd., Mr. Kensuke Hotta has been active internationally in the financial field and has considerable insight and rich experience in the business world.

Using this insight and experience, his proposals concerning the overall management of the Company are expected to contribute to sustaining and improving transparency and soundness of management and enhancing corporate governance. Therefore, the Company nominates him as a candidate for Outside Director.

Noriaki Kano

Having served as President of the Japanese Society for Quality Control, Dr. Noriaki Kano has been active internationally as a specialist of quality control and has considerable insight and rich experience.

Using this accomplishments, his proposals concerning the overall management of the Company are expected to pursue higher “Quality and Reliability”, the Company’s fundamentals, and enhance corporate value. Therefore the Company nominates him as candidate for Outside Director.

The Company judged that although Dr. Noriaki Kano has no experience in participating in the management of other companies directly, he would be able to execute the duties of Outside Director adequately because of the above reasons.

(2)	Outline of facts pertaining to violations of laws and regulations or the Articles of Incorporation or facts of any other unjust acts committed at other companies by candidates for Outside Directors while serving as Director, Executive Officer or Corporate Auditor of said other companies in the past five (5) years, as well as actions taken to prevent reoccurrences and respond after occurrence while serving as Outside Directors or Corporate Auditors of said other companies

a.	Isetan Co., Ltd., a subsidiary of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as “That Company” herein) where Mr. Morio Ikeda serves as Outside Director, was found to have violated the provisions of Article 4, Paragraph 1, Item 1 of the Act against Unjustifiable Premiums and Misleading Representations with respect to clothing it had sold and received a cease and desist order from the Japan Fair Trade Commission in December 2008.

Mr. Morio Ikeda had spoken regularly at the Board of Directors of That Company from the perspective of compliance. Even after these facts came to light, he has made proposals to promote the strengthening of That Company’s group compliance and internal management systems as well as the thorough training of employees through deliberations at Board of Directors of That Company for prevention of the reoccurrences.

b.	Sekisui Chemical Co., Ltd., where Dr. Noriaki Kano serves as Outside Corporate Auditor, received a cease and desist order and a payment order for surcharge from the Japan Fair Trade Commission in June 2007 for violation of Article 3 of the Antimonopoly Act on the retail prices of polyethylene gas pipes and joints for gas companies.

Dr. Noriaki Kano has been regularly making remarks and promoting awareness about compliance at the Board of Directors of Sekisui Chemical Co., Ltd., mainly from customer-oriented point of view. After the facts came to light he proposed, to create an investigation committee including third parties, as a member of the Board of Corporate Auditors of Sekisui Chemical Co., Ltd. In addition, he has been continuing to observe the situations based on a report on the implementation of preventative measures and request explanation as needed.

(3)	When candidates for Outside Directors are currently serving as Outside Director or Corporate Auditor of the Company, the number of years since they took office

Position	Name	Number of Years in Office
Outside Director	Morio Ikeda	4
Outside Director	Kensuke Hotta	1
Outside Director	Noriaki Kano	1

Note:	“Number of Years in Office” above shows the time from the day of the General Meeting of Shareholders when the Outside Director was elected for the first time to the day of this Ordinary General Meeting of Shareholders.

(4)	If the candidates for Outside Directors are elected and Item 2 (Partial Amendments to the Articles of Incorporation) is approved as proposed, the Company intends to enter into limited liability agreements that will limit the liability of the Outside Directors in the event of dereliction of duty in accordance with Article 427, Paragraph 1 of the Corporation Act. The limit on liability provided in the said agreements shall be as prescribed by laws and regulations.

Item 4: Election of Two (2) Corporate Auditors

The terms of office of Messrs. Masafumi Kanemoto and Takaharu Dohi as Corporate Auditors will expire as of the close of this Ordinary General Meeting of Shareholders.

Accordingly, the Company proposes that two (2) Corporate Auditors be elected.

This item for resolution was reviewed and approved by the Board of Corporate Auditors.

The candidates for the positions are as follows:

No. of Candidate	Name (Date of Birth)	Career Summary and Position (In Charge at the Company and Representative Position in Other Companies)		Number of Shares of the Company Held (shares)
1	Kyoji Torii (September 5, 1951)	4/1974	Joined the Company	17,500
		6/1999	General Manager of Affiliated Companies Department
		6/2007	General Manager of Planning & Administration Department, Defense Systems Division
		6/2009	Assistant to Corporate Auditor (current)

2	Kunihiro Matsuo (September 13, 1942)	4/1968	Appointed as Prosecutor of Tokyo District Public Prosecutors Office	0
		4/1988	Counsellor of Minister’s Secretariat, Ministry of Justice
		5/1998	Prosecutor of Supreme Public Prosecutors Office
		9/2003	Superintending Prosecutor of Tokyo High Public Prosecutors Office
		6/2004	Prosecutor-General of Supreme Public Prosecutors Office
		6/2006	Retired from the position of Prosecutor-General of Supreme Public Prosecutors Office
		9/2006	Registered as attorney at law (current)

Notes:

1.	There are no special interests between the candidates and the Company.
2.	Mr. Kunihiro Matsuo is a candidate for Outside Corporate Auditor.
3.	Matters regarding the candidate for Outside Corporate Auditor
(1)	Reason for nomination as candidate for Outside Corporate Auditor Having served as Prosecutor-General of the Supreme Public Prosecutors Office, Mr. Kunihiro Matsuo have rich experience in the legal profession. Using this experience, the Company expects him to execute his duties as Outside Corporate Auditor from the standpoint of a specialist. Therefore, the Company nominates him as a candidate for Outside Corporate Auditor.

The Company judged that although Mr. Kunihiro Matsuo has no experience in participating in the management of other companies directly, he would be able to execute the duties of Outside Corporate Auditor adequately because of the above reason.

(2)	Candidate for Corporate Auditor Mr. Kunihiro Matsuo is under a legal consultant agreement with the Board of Corporate Auditors of the Company and receives consultation fees as of October 2007. Said agreement is scheduled to terminate by the day before the Ordinary General Meeting of Shareholders.
(3)	Outline of facts pertaining to violations of laws and regulations or the Articles of Incorporation or facts of any other wrongful acts committed at other companies by candidates for Outside Corporate Auditors while serving as Director, Executive Officer or Corporate Auditor of said other companies in the past five (5) years, as well as actions taken to prevent reoccurrences and respond after occurrence while serving as Outside Directors or Corporate Auditors

The Sales Division of Fukuoka Office of Mitsui & Co., Ltd., where Mr. Kunihiro Matsuo serves as Outside Corporate Auditor, was found to have been involved in fraudulent round-trip transactions including some fictitious transactions with respect to agricultural materials for local customers between September 2000 and February 2008. In addition, the Sales Division of that company’s Performance Chemicals Business Unit was found to have engaged in unsubstantiated transactions with respect to exports to Indonesia and other Southeast Asian countries.

Mr. Kunihiro Matsuo had spoken regularly at the Board of Directors of Mitsui & Co., Ltd. from the perspective of strengthening compliance and internal controls. Even after these facts came to light, he has continued to make suggestions and express his opinion in an effort to fortify internal controls to prevent reoccurrences.

(4)	If the candidates for Outside Corporate Auditor is elected and Item 2 (Partial Amendments to the Articles of Incorporation) is approved as proposed, the Company intends to enter into a limited liability agreement that will limit the liability of the Outside Corporate Auditors in the event of dereliction of duty in accordance with Article 427, Paragraph 1 of the Corporation Act. The limit on liability provided in said agreement shall be as prescribed by laws and regulations.

Item 5: Payment of Bonuses for Directors

The Company proposes to pay bonuses within the range of JPY 119 million in total to the ten (10) Directors who were in the office as of the end of the 140th fiscal year (of which, JPY 9 million in total to the three (3) Outside Directors) in consideration of the business results of the fiscal year, etc.

The Company requests that the details such as the amount, timing and manner of payment to each Director shall be left to the decision of the Board of Directors.

Item 6: Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock Options to Employees of the Company and Directors of Major Subsidiaries of the Company

The management of the Company asks for the shareholders’ approval to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as stock options to employees of the Company and Directors of Major Subsidiaries of the Company in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Act.

1.	Reasons for Necessity of Issuing the Stock Acquisition Rights on Preferential Terms and Conditions

The Company would like to grant Stock Acquisition Rights to employees of the Company and to the Directors of major subsidiaries of the Company without consideration for the purpose of raising their morale and their motivation to contribute to the improvement of the consolidated performance of the Company.

2.	Details of the Stock Acquisition Rights and the Maximum Number of Such Rights that the Board of Directors Can Decide to Issue within the Scope of Authority Granted by a Resolution at this Ordinary General Meeting of Shareholders

(1)	The maximum number of the Stock Acquisition Rights for which the terms and conditions of the issue can be determined based on the authority granted by this Ordinary General Meeting of Shareholders

The maximum number of Stock Acquisition Rights to be issued under the conditions described in 2. (3) below shall be 403 units.

The maximum number of common stock to be issued upon the exercise of the Stock Acquisition Rights shall be 403,000 shares, and if the Number of Shares Granted (defined below) subject to Stock Acquisition Rights is adjusted as provided for in 2. (3) below, the maximum number of common stock to be issued shall be the number obtained by multiplying the above mentioned maximum number of the Stock Acquisition Rights by the adjusted number of shares in connection with the Stock Acquisition Rights.

(2)	The Company may issue Stock Acquisition Rights in question without consideration.

(3)	Details of the Stock Acquisition Rights to be issued on the basis of the authority granted by this Ordinary General Meeting of Shareholders

1)	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights

The shares to be issued for the Stock Acquisition Rights shall be common stock, and the number of shares subject to one (1) Stock Acquisition Right (hereinafter “Number of Shares Granted”) shall be 1,000 shares. However, after the resolution date of this item of Agenda (hereinafter “Resolution Date”), if the Company effects a stock split of its common stock (including allotment of common stock to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares subject to one (1) Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Shares Granted after the Resolution Date for other than the aforementioned reasons, the Company shall adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.

2)	Amount of assets paid upon exercise of the Stock Acquisition Rights

The amount of assets paid upon exercise of the Stock Acquisition Rights shall be the amount calculated by multiplying the paid-in amount per share to be transferred upon exercise of the Stock Acquisition Rights (hereinafter “Exercise Price”) by the Number of Shares subject to one (1) Stock Acquisition Right.

The Exercise Price shall be the amount calculated by multiplying 1.05 by the average of the closing price of the Company’s common stock of each day in regular trading during the month (excluding days when there was no transaction of the Company’s common stock) (hereinafter “Closing Price”) at the Tokyo Stock Exchange, immediately preceding the month in which the date of allotment of the Stock Acquisition Rights falls (hereinafter “Allotment Date”), with fractions of less than one (1) yen rounded up to a whole yen. However, if the Exercise Price is lower than the Closing Price on the Allotment Date (if there is no Closing Price on that date, the Closing Price on the immediately preceding transaction date shall be applied), the Closing Price on the Allotment Date shall be applied.

In addition, the Exercise Price shall be adjusted as follows:

i.	If the Company effects a stock split or stock consolidation after the Allotment Date of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen resulting from the adjustment being rounded up to a whole yen.

Exercise Price after adjustment = Exercise Price before adjustment ×	1
Ratio of stock split (or stock consolidation)

ii.	After the Allotment Date of the Stock Acquisition Rights, if the Company issues new common stock or disposes of treasury stock at a price below the market price, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen being rounded up to a whole yen. However, this shall not apply to the cases where issue or disposition of common stock is made upon exchange of securities exchangeable for the Company’s common stock, or upon exercise of Stock Acquisition Rights (including corporate bonds with Stock Acquisition Rights).

					Number of newly issued shares	×	Paid-in amount per share
×
Exercise Price after adjustment =	Exercise Price before adjustment		Number of currently issued shares	+	Market Price
Number of currently issued shares + Number of newly issued shares

In addition, the “Number of currently issued shares” in the formula above shall exclude the number of treasury shares, and when disposing of treasury stock, the term “Number of newly issued shares” shall be read as “Number of treasury shares for disposal.”

iii.	After the Allotment Date of the Stock Acquisition Rights, if the Company allots shares of the Company of a class other than the common stock without consideration to the holders of the common stock of the Company, or pays dividends in the form of shares of another company to the holders of the common stock, and if, in consideration of all factors in the situation, there is a need to adjust the Exercise Price, the Company shall adjust the Exercise Price to the extent reasonable.

3)	Exercise period for the Stock Acquisition Rights

From September 1, 2010 to August 31, 2017

4)	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights

i.	The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be one half of the maximum amount of capital increase, calculated in accordance with Article 17, Paragraph 1 of the Regulations for Corporation Accounting. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

ii.	An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtainable by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in 4) i. above.

5)	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Company.

6)	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.

7)	Conditions for exercising the Stock Acquisition Rights

If a holder of Stock Acquisition Rights, who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor or employee of an affiliate of the Company, loses his or her all respective status set above, that person is able to exercise the Stock Acquisition Rights only within a period of three years from the day they lost their position, and other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at a meeting of the Company’s Board of Directors.

8)	In the event where the Company engages in any merger (after which the Company ceases to exist), a corporate split in which a division is merged into an existing company, a corporate split in which a division is spun off to establish a new company (for both, limited to cases where the Company is split up), or an exchange or transfer of shares (for both, limited to cases where the Company becomes a fully-owned subsidiary) (hereinafter collectively “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (hereinafter “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant joint stock companies prescribed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Corporation Act (hereinafter “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall be extinguished and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions (i–viii) are included as conditions in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement in which a division is merged into a Reorganized Company, a plan for a corporate split in which a division is spun off to establish a Reorganized Company or a share exchange agreement, or a plan for transfer of shares.

i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted

At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted an identical number of the Stock Acquisition Rights of the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

Type of shares subject to the Stock Acquisition Rights shall be common stock of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with 1) above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtainable by multiplying the Exercise Price to be adjusted after taking into consideration the conditions and other factors concerning the Restructuring Actions, by the number of shares to be issued for each acquisition right as stipulated in 8) iii. above.

v.	Exercise period for the Stock Acquisition Rights

The Exercise Period shall begin on either the first day of the exercise period for the Stock Acquisition Rights stipulated in 3) above, or on the day that the Restructuring Actions take effect, whichever is later, and shall continue to the final day of the exercise period for the Stock Acquisition Rights stipulated in 3) above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on 4) above.

vii.	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by Transfer shall be required to be approved by the Reorganized Company.

viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.

9)	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.

(4)	Delegation of authority to make decisions regarding the issue of the Stock Acquisition Rights and related matters

In addition to the above provisions, decisions regarding the issue of the Stock Acquisition Rights and all the relevant details shall be decided by the resolution of the meeting of the Board of Directors which shall be held separately.

END